Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-170321

PROSPECTUS

Graham Packaging Company Inc.

6,507,559 Shares

Common Stock

We are registering the resale from time to time by the selling stockholders identified in this prospectus of up to 6,507,559 shares of our common stock, of which up to 6,298,288 shares of our common stock are issuable upon the exchange of an equivalent number of limited partnership units of Graham Packaging Holdings Company (“Holdings”). We are registering the resale of our common stock to permit holders of limited partnership units of Holdings to sell in the open market or otherwise any of our shares of common stock that they receive upon exchange of Holdings limited partnership units. Such sales may be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. The selling stockholders will receive all of the net cash proceeds from this offering. We will not receive any cash proceeds from the resale of our shares of common stock by the selling stockholders, but we have agreed to bear certain expenses related to the registration of such resale.

Our common stock is listed on the New York Stock Exchange under the symbol “GRM.” The last reported sale price of our common stock on the New York Stock Exchange on December 29, 2010 was $13.42 per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated December 30, 2010.

You should rely only on the information contained in this prospectus, incorporated by reference into this prospectus, or in any free writing prospectus that we authorize be delivered to you. We and the selling stockholders have not authorized anyone to provide you with additional or different information from that contained in, or incorporated by reference into, this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus or incorporated by reference into this prospectus is accurate only as of the date on the front cover, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

This prospectus incorporates by reference important information. You should read the information incorporated by reference before deciding to invest in shares of our common stock and you may obtain this information without charge by following the instructions under “Where You Can Find More Information” appearing elsewhere in this prospectus.

Market data and certain industry forecasts used herein were obtained from internal surveys, market research, publicly available information and industry publications. While we believe that market research, publicly available information and industry publications we use are reliable, we have not independently verified market and industry data from third-party sources. Moreover, while we believe our internal surveys are reliable, they have not been verified by any independent source.

All brand names and trademarks appearing in this prospectus are the property of their respective holders.

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PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering, but it is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus and the information incorporated by reference into this prospectus, including the information presented under the section entitled “Risk Factors” and the financial data and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of factors such as those set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, all references herein to “we,” “our,” “us” or “GPC” refer to Graham Packaging Company Inc. and its subsidiaries, including, since our acquisition of Liquid Container, Liquid Container’s Entities and their subsidiaries (as such terms are defined under “—Recent Acquisitions and Related Transactions”). All references herein to “Holdings” refer to Graham Packaging Holdings Company and its subsidiaries. All references herein to the “Operating Company” refer to Graham Packaging Company, L.P. and its subsidiaries. All references herein to “Liquid Container” refer to Graham Packaging LC, L.P. (formerly known as Liquid Container L.P.) and its subsidiaries. All references herein to “selling stockholders” refer to the Graham Family (as defined below); Roger M. Prevot; G. Robinson Beeson; Scott G. Booth; William J. Mertens; Robert E. Cochran, Jr.; George Stevens; David W. Cargile and Geoffrey Lu. All references herein to “Blackstone” refer to The Blackstone Group L.P. and its affiliates. All references herein to the “Graham Family” refer to GPC Holdings, L.P.; Graham Alternative Partners I; Graham Capital Company; Graham Engineering Corporation; and their affiliates or other entities controlled by Donald C. Graham and his family. Unless the context otherwise requires, all references herein to the “Board” refer to the board of directors of Graham Packaging Company Inc.

Our Company

We are a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. We operate in product categories where customers and end users value the technology and innovation that our custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. We selectively pursue opportunities where we can leverage our technology portfolio to continue to drive the trend of conversion to plastic containers from other packaging materials. Our customers include leading multi-national and regional blue-chip consumer product companies that seek customized, sustainable plastic container solutions in diverse and stable end markets, such as the food and beverage and the household consumer products markets. We believe we are well-positioned to meet the evolving needs of our customers who often use our technology to differentiate their products with value-added design and performance characteristics such as smooth-wall panel-less bottles, unique pouring and dispensing features, multilayer bottles incorporating barrier technologies to extend shelf life, and ultra lightweight bottles with “hot-fill” capabilities that allow containers to be filled at high temperatures.

We believe we have the number one market share positions in North America for hot-fill juices, sports drinks/isotonics, yogurt drinks, liquid fabric care, dish detergents, hair care, skin care and certain other products. For the year ended December 31, 2009, approximately 90% of our net sales from continuing operations were realized in these product categories. We do not participate in markets where technology is not a differentiating factor, such as the carbonated soft drink or bottled water markets.

Our value-added products are supported by more than 1,000 issued or pending patents. We strive to provide the highest quality products and services to our customers, while remaining focused on operational excellence and continuous improvement. These priorities help to reduce our customers’ costs, while also maximizing our financial performance and cash flow. As of September 30, 2010, we had a network of 97 manufacturing facilities through which we supply our customers. Approximately 31% of these 97 manufacturing facilities are located on site at our customers’ plants. The vast majority of our sales are made pursuant to long-term customer contracts that include the pass-through of the cost of plastic resin, as well as mechanisms for the pass-through of certain other manufacturing costs.

Collectively, our product portfolio, technologies, end markets and operations all contribute to our industry-leading margins and strong cash flow.

On September 23, 2010, we acquired the Liquid Container Entities, which we view as strategically important to us. Liquid Container is a custom blow molded plastic container manufacturer based in West Chicago, Illinois, that primarily services food and household product categories. In the food category, Liquid Container produces packaging for peanut butter, mayonnaise, coffee, creamer, cooking oil, nuts, instant drink mixes, and other food items. The household category consists of containers for bleach, laundry detergent, spray cleaners, automotive cleaning products, drain cleaners, and other consumer-based household products. Liquid Container utilizes high density polyethylene (“HDPE”), polyethylene teraphthalate (“PET”), and polypropylene resins to manufacture their containers. Liquid Container employs approximately 1,000 employees in its 14 non-union plants located across the United States. Seven of the plants are “near sites,” operating within a few miles of their customers’ production facilities. For the year ended December 31, 2009, on a pro forma basis for the Transactions, we would have generated net sales of approximately $2,626.5 million.

Our Markets

We supply plastic containers to a significant number of end markets and geographies. Our products provide differentiated packaging for consumer products that help address basic needs such as nutrition, hygiene and home care. The end markets we supply are generally characterized by stable, long-term demand trends that are relatively insulated from economic cycles.

In our food and beverage product category, which represented 61.0% of our net sales from continuing operations for the year ended December 31, 2009, we produce containers for a broad array of end markets that have accepted plastic as the preferred packaging material, such as the markets for juices and juice drinks, yogurt drinks, teas, sports drinks/isotonics and vitamin enhanced waters, as well as snacks, liquor, toppings, jellies and jams. Based on our knowledge and experience in the industry, our focus on markets which are likely to convert to plastic and the technology and innovation we bring to our customers and our current market position, we believe we are strategically positioned to benefit from the considerable market opportunity that remains in categories yet to convert, or that are in the early stages of conversion, to plastic containers, including beer, sauces, salsas and nutritional products.

In addition, we supply the household, personal care/specialty and automotive lubricants product categories, which represented 18.6%, 7.6% and 12.8%, respectively, of our net sales from continuing operations for the year ended December 31, 2009. We produce containers for liquid fabric care, dish care, hard-surface cleaners, hair care, skin care and oral care products, as well as automotive lubricants.

For the year ended December 31, 2009, we generated approximately 86% of our net sales from continuing operations in North America. We have a meaningful international presence, and we expect to continue to grow alongside our multi-national customers as they expand into new geographies. We are well-positioned through our existing international locations, customer partnerships and joint ventures to take advantage of emerging demand trends in markets such as Latin America, Eastern Europe, India and the rest of Asia. These markets offer compelling opportunities for our custom plastic containers due to changing consumption patterns, increasing penetration rates of packaged goods and emerging consumer bases.

Our Strengths

Global Leader in the Value-Added Plastic Packaging Market. We believe we are one of the few companies that can provide value-added custom plastic containers on a global scale, manufactured from a variety of resins. For the year ended December 31, 2009, approximately 90% of our net sales from continuing operations were realized in our custom product categories. We have deliberately focused our technologies and assets on key custom markets that tend to support higher global growth and margins. We believe we have the leading domestic market position for custom plastic containers for juice, beer, yogurt drinks, frozen concentrate and pasta sauce and the leading position in Europe for custom plastic containers for yogurt drinks. In addition, we have grown internationally alongside our multi-national consumer product customers. Our proven business model positions us to benefit from the continued growth of our existing consumer product customers in international markets where we anticipate significant demand for plastic containers.

Strategically Positioned to Benefit from Secular Trends in Packaging. We believe we are a leader in the conversion to plastic containers for many major product categories such as shelf-stable, chilled and frozen concentrate juices, beer, food products, energy drinks and ready-to-drink teas. The conversion to plastic containers from other packaging materials has been accelerated by technological advancements, changing consumer preferences and an increased focus on lightweight, sustainable packaging. The advantages of plastic containers, such as shatter resistance, reduced shipping weight, ease of opening and dispensing and resealability, have established plastic as the packaging material of choice on a global basis. We believe we are well positioned to use our technology to help drive the conversion in categories yet to convert, or that are in the early stages of conversion, to plastic containers.

Stable, Long-Term Customer Relationships. We have enjoyed long-standing relationships with our largest and most important customers due to our technology, innovation, product quality and our ability to reduce our customers’ packaging costs. The majority of these customers are under long-term contracts and have been doing business with us, on average, for over 20 years. We believe we have helped establish the branding for many of our top customers, and in some cases, we are the sole source provider in multiple geographies. These efforts have led to awards from several of our major customers, including Heinz Supplier of the Year (2006, 2007, 2008 and 2009), 2008 Anheuser Busch Select Supplier, 2007 Dannon Supplier of the Year, 2005 Miller Beer Supplier of the Year and 2008 Abbott Supplier Excellence Award.

Superior Technology with Long History of Innovation. We use technology and innovation to drive conversions, as well as to deliver solutions that meet our customers’ needs for new designs, product performance requirements, cost management and sustainability. We have demonstrated significant success in designing plastic containers that include customized features such as smooth-wall panel-less bottles, complex shapes, reduced weight, handles, grips, view stripes, pouring features and graphic-intensive customized labeling. Our products must often meet specialized performance and structural requirements, such as hot-fill capability, recycled material usage, oxygen and carbon dioxide barriers, flavor protection and multi-layering. Our strong design capabilities have been especially important to our customers, who generally use packaging to differentiate and add value to their brands, which enable them to spend less on promotion and advertising. We have filed for over 1,000 patents over the past five years for our design and functional package innovations.

“On-Site” Model Provides Stability and Global Opportunities. Approximately 31% of our 97 manufacturing facilities are located “on-site” at our customers’ plants. Our on-site plants enable us to work closely with our customers, reducing working capital needs through just-in-time inventory management, generating significant savings opportunities through process re-engineering and eliminating freight and warehouse expenses. In many cases, our on-site operations are integrated with our customers’ manufacturing operations, so our products are delivered by direct conveyance to the customers’ filling lines. As our customers expand globally, our on-site model offers us opportunities to expand alongside our customers in attractive, high-growth markets, while minimizing our investment risk.

Leader in Sustainability. We have emerged as a leader in sustainability initiatives within the packaging industry. We believe we are the only provider of 100% post-consumer resin (“PCR”) containers for food and juice applications. Our product design capabilities capitalize on the inherent benefits of plastic to produce lightweight bottles that help our customers reduce material usage, lower container weight, save freight costs and improve product-to-package ratios. Our on-site business model also helps eliminate unnecessary freight costs by providing a product source close to our customers, as well as helping to synchronize demand planning with our customers’ plants to further reduce inefficiency. We also provide PCR as a resin source alternative for our customers and produce PCR ourselves at our Graham Recycling Plant in York, Pennsylvania.

Focus on Operational Excellence. We strive to provide the highest quality products to our customers, while continually eliminating inefficiency and reducing costs. We are committed to improve productivity and reduce non-value-added activities and costs in our production processes, purchasing activities, selling, general and administrative expenses, capital expenditures and working capital. For example, from January 1, 2006, through September 30, 2010, we closed or merged several plants that did not meet our internal performance criteria; we implemented information systems to analyze customer profitability and drove subsequent improvement actions and exited certain relationships; we centralized nearly all procurement activities; and we benchmarked and subsequently reduced selling, general and administrative expenses. We utilize our Graham Performance System, a bi-weekly performance management review of our continuous improvement process, where we measure performance and track progress on initiatives relating to safety, quality, productivity, capital expenditures, working capital and other actions leading to improved financial performance. Overall, we have a strong pipeline of specific cost reduction opportunities, which we intend to implement to optimize our cost structure.

Attractive, Stable Margins and Strong Cash Flow Generation. Our strong profit margins, combined with our disciplined approach to capital expenditures, focus on higher margin business opportunities and stringent working capital management, enable us to generate strong and recurring cash flow. The stability of our margins is enhanced by the pass-through of the cost of resin to customers by means of corresponding changes in product pricing. For the nine months ended September 30, 2010, we generated $182.7 million in cash flow from operations, which reduced our net debt (total outstanding indebtedness net of cash and cash equivalents) and enabled us to make strategic investments in our business. We also have a very strong liquidity position with $170.0 million of cash and cash equivalents as of September 30, 2010 and significant availability under our senior secured revolving credit facility. Additionally, the majority of our indebtedness matures in 2014 and beyond. In addition, our cash taxes are minimized by net operating losses and other tax assets. We believe our strong financial position allows us to serve our customers effectively and pursue our strategic plan of stable and profitable growth while maximizing cash flow, reducing financial leverage and increasing stockholder returns.

Experienced Management Team with Meaningful Equity Incentives. We have recruited a world-class management team that has successfully executed on transformational company initiatives over the past three years. Their achievements include: increasing our gross margin; decreasing our selling, general and administrative expenses; reducing our annual capital expenditures; generating improved cash flow; reducing our financial leverage; improving our return on capital employed; executing our sustainability initiatives; and expanding our business in high-growth markets, including India and China. Our senior managers are meaningfully invested in our performance, which gives them an ongoing stake in the creation of stockholder value. After giving effect to the offering contemplated in this prospectus, management currently owns approximately 2.0% of our common stock on a fully diluted basis.

Our Strategy

We intend to capitalize on our leadership positions in value-added custom plastic containers to increase our earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash flow in order to reduce our financial leverage and increase stockholder return. We seek to achieve this objective by pursuing the following strategies:

Manage our Business for Stable Growth and Strong Cash Flow Generation. We primarily serve the food and beverage and the household consumer products markets, which tend to be relatively stable due to the underlying demand characteristics of these markets. We will continue to manage our business for growth that meets our disciplined financial performance criteria. We plan to continue to generate cash flow through EBITDA growth and disciplined capital expenditure and working capital management. Our stable growth and strong cash flow will allow us to reduce our financial leverage and increase stockholder return.

Leverage Our Technology Portfolio to Meet the Needs of Our Customers. Most of our customers use packaging to differentiate their products in order to improve their profit margins and market share. We plan to build on our track record of delivering innovations that add value through differentiated shapes and features, and technologies that provide specialized performance and structural attributes. We will also continue to build on our long history of success in meeting the evolving sustainability needs of our customers including reduced raw material content (lightweighting) and increased use of recycled content.

Targeted Organic Growth in Attractive Markets Utilizing Our Proven Business Model. We intend to drive conversions to plastic packaging in markets such as beer, sauces, salsas and nutritional products. These markets allow us to grow through the deployment of our proven technologies to new applications which can often result in new on-site opportunities. We will also seek opportunities in new markets, including high-growth emerging markets such as Latin America, Eastern Europe, India and the rest of Asia. These markets offer compelling opportunities for our custom plastic containers due to changing consumption patterns, increasing penetration rates of packaged goods and emerging consumer bases.

Continue to Focus on Operational Excellence. Our goal is to be the highest quality, most cost-effective provider of value-added custom plastic containers in our markets. We believe we have established a track record of implementing operational improvements and building a lean operating and overhead structure. We intend to focus on further cost reductions through continuous improvement initiatives, leveraging our design and process technology and maintaining our rigorous operational management systems. We believe our focus on operational improvement will continue to drive customer quality, capital efficiency, cash flow and ultimately return on capital employed.

Supplement Organic Growth with Opportunistic and Accretive Strategic Investments. In addition to our primary organic growth strategy, we plan to consider selective investments, joint ventures and strategic acquisitions to supplement our growth objectives. We intend to focus on disciplined and accretive investments that leverage our core strengths in custom plastic containers and enhance our current product, market, geography and customer strategies.

Liquid Container Acquisition Strategy

Liquid Container represents a strategically important acquisition for us as it expands our customer reach within our existing food and consumer products end markets while providing us with additional technological capabilities and an expansion of our geographical reach.

Customer Expansion within Existing End Markets. The Liquid Container Acquisition will significantly increase the size and scope of our operations, particularly in the food category (which represents approximately 76% of Liquid Container’s unit sales volume) and provide us with considerable opportunities to convert new products to plastic containers. At the same time, we believe that the Liquid Container Acquisition will introduce us to new customers, particularly in the smaller-sized branded consumer products company space. Liquid Containers’ top five customers, who comprised approximately $186 million, or 52%, of their sales in 2009, purchased only $3 million from us, which is less than 1% of our 2009 net sales, providing us with the opportunity to cross-sell to each other’s customers.

Access to New Technologies. Liquid Container has been a leader in custom blow molded plastic containers used in cold fill applications (peanut butter, mayonnaise, coffee, and creamer) as well as has new hot-fill technologies (ThermaSetTM ), which complement ours, and we believe can help drive new conversions. Additionally, we believe that Liquid Container’s process and operational expertise, combined with ours, can create additional efficiencies across the combined manufacturing footprint.

Geographical Expansion. Liquid Container’s 14 plants are located in the U.S. and bring us additional manufacturing capacity in regions where our business lacks a robust footprint. In particular, Liquid Container has two plants in California and three in the southern U.S., as well as some additional capacity on the East Coast, that can provide a base for future production. While Liquid Container has been focused solely on the U.S. market, their key customers do have multinational presence. We believe there is an opportunity to service those customers’ international operations with our existing footprint, especially in Latin America.

Similar Attractive Financial Profile. Liquid Container has strong, long-term customer relationships, serving consumer staple markets in the food and household categories. Similar to us, Liquid Container uses technology and operational excellence to serve their customer base with innovation and cost effective packaging solutions. Liquid Container has resin pass through mechanisms in the majority of their contracts, helping to further stabilize margins from resin commodity price swings. Liquid Container’s strong profit margins and disciplined capital spending have led to strong cash flow generation.

Opportunity for Cost Savings. We believe the combined purchasing power can yield savings in freight, energy, outside services, leased equipment, and miscellaneous raw materials such as packaging, pallets, shrink wrap, and spare parts. We also believe we can gain operating efficiencies at Liquid Container’s facilities by implementing projects from our Graham Performance System continuous improvement process. These projects range from energy and air compression audits to outside warehousing, material handling efficiencies, and line speed improvements. Additionally, we believe we can eliminate overlapping corporate functions and expenses.

Risks Related to Our Business, Our Indebtedness and this Offering

Before you invest in our common stock, you should be aware that there are various risks related to, among other things: competition; development of product innovations; protection of proprietary technology; reliance on our largest customers; decreases in customer purchase amounts; increases in resin prices or decreases in resin supply; foreign currency fluctuations; local laws in several countries; asset impairment charges; goodwill impairment charges; our dependence on key personnel; new acquisitions; labor relations; our dependence on blow molding equipment; environmental costs and liabilities; risks associated with being deemed an “investment company;” difficulties in profit generation; our substantial leverage; the possibility that we may incur additional leverage; restrictive covenants in our debt agreements; inability to renew or replace our debt on favorable terms or at all; the possibility of default under our credit agreement if a change of control occurs; the volatility of the market price of our common stock; sales of additional common stock or Holdings limited partnership units by existing owners; payments of certain tax benefits attributable to our existing owners; that we are dependent on

Holdings for distributions; the possibility that we may not pay cash dividends; anti-takeover provisions; the control of our company by Blackstone; and being a “controlled company” under New York Stock Exchange rules. For more information about these and other risks, please read “Risk Factors.” You should carefully consider these risk factors together with all of the other information in this prospectus or incorporated by reference into this prospectus.

Corporate History and Information

We were incorporated in Delaware under the name “BMP/Graham Holdings Corporation” on November 5, 1997 in connection with the recapitalization transaction in which Blackstone, management and other investors became the indirect holders of 85.0% of the partnership interests of Holdings, which was completed on February 2, 1998. We are a holding company whose only material assets are the direct ownership of an 87.9% limited partnership interest in Holdings and 100% of the limited liability company interests of BCP/Graham Holdings L.L.C. (“BCP”), which holds a 2.9% general partnership interest in Holdings. We changed our name to “Graham Packaging Company Inc.” on December 10, 2009. We completed the initial public offering of our common stock on February 17, 2010, in which we issued 16,666,667 common shares and raised net proceeds of approximately $150.0 million. On March 16, 2010, we completed the sale of additional 1,565,600 common shares offered to the underwriters and received approximately $14.7 million of net proceeds. Our common stock is listed on the New York Stock Exchange and is traded under the symbol “GRM.”

The predecessor to Holdings, controlled by the predecessors of the Graham Family, was formed in the mid-1970s as a regional domestic custom plastic container supplier. Holdings was formed under the name “Sonoco Graham Company” on April 3, 1989, as a Pennsylvania limited partnership. It changed its name to “Graham Packaging Company” on March 28, 1991, and to “Graham Packaging Holdings Company” on February 2, 1998. The primary business activity of Holdings is its direct and indirect ownership of 100% of the partnership interests in the Operating Company. The Operating Company was formed under the name “Graham Packaging Holdings I, L.P.” on September 21, 1994, as a Delaware limited partnership and changed its name to “Graham Packaging Company, L.P.” on February 2, 1998, in connection with the 1998 recapitalization. On October 7, 2004, we acquired the blow molded plastic container business of Owens-Illinois, Inc. (“O-I Plastic”), which essentially doubled our size. Our operations have included the operations of O-I Plastic since the acquisition date.

Our principal executive offices are located at 2401 Pleasant Valley Road, York, Pennsylvania 17402, telephone (717) 849-8500. We and Holdings file annual, quarterly and current reports and other information with the Securities and Exchange Commission (the “SEC”). Those filings with the SEC are, and will continue to be, available to the public on the SEC’s website at http://www.sec.gov. Those filings are, and will continue to be, also available to the public on, or accessible through, our corporate web site at http:/www.grahampackaging.com. The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus nor is incorporated by reference into this prospectus.

Recent Acquisitions and Related Transactions

On July 1, 2010, we acquired China Roots Packaging PTE Ltd. (“China Roots”), a plastic container manufacturing company located in Guangzhou, China, for approximately $15 million, subject to certain adjustments. China Roots manufactures plastic containers and closures for food, health care, personal care and petrochemical products. Its customers include several global consumer product marketers. In 2009, China Roots’ net sales were approximately $16.3 million.

On September 23, 2010, we acquired the Liquid Container Entities (as defined below) from each of the limited partners (the “Liquid Limited Partners”) of Liquid Container L.P. (currently known as “Graham Packaging LC, L.P.”) (“Liquid L.P.”) and each of the stockholders (the “Stockholders”) of (i) Liquid Container Inc. (“Liquid”), a Delaware corporation, (ii) CPG-L Holdings, Inc. (“CPG”), a Delaware corporation, and (iii) WCK-L Holdings, Inc. (“WCK” and, together with Liquid and CPG, the “Liquid General Partners”), a Delaware corporation. Liquid L.P. and the Liquid General Partners are collectively referred to as the “Liquid Entities.” We purchased all the shares from the Stockholders and all of the limited partnership units from the Liquid Limited Partners (collectively, the “Liquid Acquisition”) for approximately $564.3 million, subject to a potential working capital adjustment.

In connection with the Liquid Container Acquisition, on September 23, 2010, we issued the 8.25% senior notes due 2018 in the aggregate amount of $250.0 million (the “2018 Senior Notes”).

On September 23, 2010, we entered into the Sixth Amendment to the Credit Agreement (the “Amendment”), amending our credit agreement dated as of October 7, 2004. Pursuant to the Amendment, and in connection with the acquisition of the Liquid Container Entities, we also entered into a new senior secured term loan facility in an aggregate principal amount of $913.0 million (“Term Loan D”) and extinguished the amount outstanding under the existing senior secured term loan due October 7, 2011 (“Term Loan B”) in the amount of $563.7 million, including accrued interest. The remaining proceeds were used to finance the Liquid Container Acquisition and pay related costs and expenses. The Term Loan D will mature on the earliest of (i) September 23, 2016, (ii) the date that is 91 days prior to the maturity of the Company’s 8.25% senior notes due January 2017 if such senior notes have not been repaid or refinanced in full by such date or (iii) the date that is 91 days prior to the maturity of the Company’s 9.875% senior subordinated notes due October 2014 if such senior notes have not been repaid or refinanced in full by such date.

The purchase agreement related to the Liquid Entities contains a stated purchase price of $568.0 million, plus cash on hand, minus certain indebtedness and subject to a potential working capital adjustment, resulting in a payment by us of $564.3 million on September 23, 2010. Included in this amount was a payment of $208.2 million to satisfy existing indebtedness of the Liquid Entities, including accrued interest, then outstanding. As of September 30, 2010, additional indebtedness of approximately $7.1 million remained outstanding and was subsequently repaid on December 1, 2010. The Company and the sellers are in the process of finalizing the working capital adjustment and this adjustment could be material.

The Liquid Container Acquisition, the related borrowings under the Term Loan D, the issuance of the 2018 Senior Notes, the repayment of the Liquid Container Entities’ existing indebtedness, the Refinancing and the payment of related fees and expenses are collectively referred to in this prospectus as the “Transactions.”

The Offering

Common stock offered by the selling stockholders	Up to 6,507,559 shares of our common stock may be offered by the selling stockholders, of which 6,298,288 are issuable by us to the selling stockholders upon the exchange of an equivalent number of limited partnership units of Holdings.

Common stock outstanding immediately after this offering	69,365,549 shares, assuming the exchange of 6,298,288 limited partnership units of Holdings for 6,298,288 of shares of our common stock.

Use of proceeds	The selling stockholders will receive all net cash proceeds from the resale of the shares of our common stock in this offering.

Dividend policy	We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and in the repayment of our debt and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our senior secured credit agreement and indentures and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy” and “Description of Indebtedness.”

NYSE ticker symbol	“GRM”

SUMMARY FINANCIAL DATA

The following tables set forth our summary historical consolidated financial data for and at the end of each of the years in the five-year period ended December 31, 2009, and for the nine-month periods ended September 30, 2009 and 2010, respectively.

The summary consolidated statement of operations data and the summary consolidated cash flow data for the years ended December 31, 2007, 2008 and 2009 and the summary consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included in reports incorporated herein by reference. The summary consolidated statement of operations data and the summary consolidated cash flow data for the year ended December 31, 2006, and the summary consolidated balance sheet data as of December 31, 2007, presented below, have been derived from our audited consolidated financial statements not incorporated herein by reference. The summary consolidated statement of operations data and the summary consolidated cash flow data for the year ended December 31, 2005, and the summary consolidated balance sheet data as of December 31, 2005 and 2006, presented below, are unaudited.

The summary consolidated financial data as of and for the nine-month periods ended September 30, 2009 and 2010, have been derived from unaudited consolidated financial statements included in reports incorporated herein by reference. In the opinion of management, these unaudited consolidated financial statements include all adjustments, consisting only of usual recurring adjustments, necessary for fair presentation of such data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The information in the following tables gives effect to the 1,465.4874-for-one stock split of our common stock which occurred on February 4, 2010.

On November 12, 2009, the Company paid 2.3 million euros (approximately $3.5 million) to sell all of the shares of its wholly-owned subsidiary Graham Emballages Plastiques S.A.S., located in Meaux, France, to an independent third party. The Company’s exit from this location was due to its failure to meet internal financial performance criteria. The Company determined that the results of operations for this location, which had previously been reported in the Europe segment, would be reported as discontinued operations, in accordance with the guidance under Accounting Standards Codification (“ASC”) 205-20, “Discontinued Operations.” The Company’s consolidated statements of operations have been restated to reflect these discontinued operations. Accordingly, the selected financial data below, unless otherwise indicated, is based on results from continuing operations.

The following tables are qualified in their entirety by, and should be read in conjunction with, the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, which are incorporated herein by reference, and the historical financial statements and related notes included in reports incorporated herein by reference.

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
	(Unaudited)			(In millions except share and per share data)		(Unaudited)
STATEMENT OF OPERATIONS DATA:
Net sales (1)	$2,447.8	$2,500.4	$2,470.9	$2,559.0	$2,271.0	$1,736.4	$1,868.8
Cost of goods sold (1)	2,153.3	2,212.3	2,129.4	2,183.3	1,866.6	1,418.3	1,533.8

Gross profit (1)	294.5	288.1	341.5	375.7	404.4	318.1	335.0
Selling, general and administrative expenses	127.2	131.3	136.2	127.6	122.4	89.5	140.2
Asset impairment charges (2)	7.0	25.9	157.7	96.1	41.8	14.2	3.7
Net loss on disposal of fixed assets	13.7	14.3	19.5	6.8	6.5	4.4	2.2

Operating income	146.6	116.6	28.1	145.2	233.7	210.0	188.9
Interest expense	184.7	205.3	205.9	180.0	176.9	127.0	131.0
Interest income	(0.6)	(0.6)	(0.9)	(0.8)	(1.1)	(0.8)	(0.5)
Net loss (gain) on debt extinguishment (3)	—	2.1	4.5	—	8.7	(0.8)	31.1
Write-off of amounts in accumulated other comprehensive income related to interest rate swaps	—	—	—	—	—	—	7.0
Increase in income tax receivable agreements	—	—	—	—	—	—	1.7
Other expense (income), net	1.0	2.2	2.0	0.4	(1.6)	(2.0)	2.6
Income tax provision	14.4	27.5	20.3	13.0	27.0	21.8	7.1

(Loss) income from continuing operations	(52.9)	(119.9)	(203.7)	(47.4)	23.8	64.8	8.9
Loss from discontinued operations	(0.6)	(1.1)	(3.7)	(10.5)	(9.5)	(3.9)	—

Net (loss) income	(53.5)	(121.0)	(207.4)	(57.9)	14.3	60.9	8.9
Net income attributable to noncontrolling interests (4)	—	—	—	—	3.2	10.0	1.7

Net income (loss) attributable to Graham Packaging Company Inc. stockholders	$(53.5)	$(121.0)	$(207.4)	$(57.9)	$11.1	$50.9	$7.2

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
	(Unaudited)					(Unaudited)
EARNINGS PER SHARE (4):
(Loss) income from continuing operations per share:
Basic	$(1.23)	$(2.79)	$(4.74)	$(1.10)	$0.45	$1.26	$0.12
Diluted	$(1.23)	$(2.79)	$(4.74)	$(1.10)	$0.44	$1.26	$0.11
Loss from discontinued operations per share:
Basic	$(0.02)	$(0.03)	$(0.09)	$(0.25)	$(0.19)	$(0.08)	$—
Diluted	$(0.02)	$(0.03)	$(0.09)	$(0.25)	$(0.19)	$(0.08)	$—
Net (loss) income attributable to Graham Packaging Company Inc. stockholders per share:
Basic	$(1.25)	$(2.82)	$(4.83)	$(1.35)	$0.26	$1.18	$0.12
Diluted	$(1.25)	$(2.82)	$(4.83)	$(1.35)	$0.25	$1.18	$0.11
Weighted average shares outstanding:
Basic	42,975,419	42,975,419	42,975,419	42,975,419	42,981,204	42,975,419	59,426,211
Diluted	42,975,419	42,975,419	42,975,419	42,975,419	42,985,179	42,980,617	59,426,211

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
	(Unaudited)		(Dollars in millions)			(Unaudited)
BALANCE SHEET DATA (at period end):
Cash and cash equivalents	$26.7	$13.3	$18.3	$43.9	$147.8	$196.8	$170.0
Working capital (5)	249.2	158.4	186.2	190.3	120.1	78.1	135.4
Total assets	2,707.1	2,586.0	2,377.3	2,149.8	2,126.3	2,210.3	2,840.3
Total debt (6)	2,638.3	2,546.9	2,534.3	2,499.2	2,436.9	2,442.5	2,859.9
Equity (deficit)	(350.2)	(454.9)	(645.8)	(818.4)	(763.1)	(734.3)	(580.3)
OTHER DATA:
Cash flow provided by (used in) (7):
Operating activities	$120.0	$263.0	$174.2	$211.2	$325.5	$308.2	$182.7
Investing activities	(261.4)	(172.4)	(149.1)	(144.4)	(150.5)	(105.0)	(696.9)
Financing activities	147.9	(104.6)	(23.2)	(33.6)	(73.9)	(53.1)	536.6
Depreciation and amortization (8)	201.9	206.1	203.7	177.8	159.4	118.8	117.9

(1)	Net sales and Cost of goods sold increase or decrease based on fluctuations in resin prices. Consistent with industry practice and as permitted under agreements with our customers, resin price changes are passed through to customers by means of corresponding changes in product pricing. Net sales and cost of goods sold are also impacted by changes in exchange rates and other factors, as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, which are incorporated by reference into this prospectus.
(2)	We evaluated the recoverability of our long-lived tangible and intangible assets in selected locations, due to indicators of impairment, and recorded impairment charges of $6.6 million, $14.2 million, $156.6 million, $94.7 million, $41.8 million, $14.2 million and $3.7 million for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 and for the nine months ended September 30, 2009 and 2010, respectively. Goodwill is reviewed for impairment on at least an annual basis. The resulting impairment charges recognized were $0.4 million, $11.7 million, $1.1 million and $1.4 million for the years ended December 31, 2005, 2006, 2007 and 2008, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, which are incorporated by reference into this prospectus, for a further discussion.
(3)	Reclassifications have been made from interest expense to reflect as a separate line the net loss on debt extinguishment for all periods presented.
(4)	Earnings per share is calculated based on amounts attributable to Graham Packaging Company Inc. stockholders and excludes amounts attributable to noncontrolling interests. Net income attributable to noncontrolling interests consists of $4.6 million of income related to continuing operations and $1.4 million of loss related to discontinued operations for the year ended December 31, 2009.
(5)	Working capital is defined as current assets, less cash and cash equivalents, minus current liabilities, less current maturities of long-term debt.
(6)	Total debt includes capital lease obligations and current portion of long-term debt.
(7)	Includes both continuing and discontinued operations.
(8)	Depreciation and amortization includes continuing and discontinued operations, and excludes asset impairment charges and amortization of debt issuance fees, which is included in interest expense.

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the following risks as well as the other information included in this prospectus or incorporated herein by reference, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, and our financial statements and related notes, included in reports incorporated herein by reference, before investing in our common stock. If any of the events described below actually occurred, it could materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the common stock could decline and you may lose all or part of your investment in our company.

Risks Related to Our Business

We may not be able to successfully integrate Liquid Container, or other businesses we may acquire in the future, and we may not be able to realize anticipated cost savings, revenue enhancements or other synergies from such acquisitions.

Our ability to successfully implement our business plan and achieve targeted financial results depends on our ability to successfully integrate Liquid Container or other businesses we may acquire in the future. The process of integrating Liquid Container, or any other acquired businesses, involves risks. These risks include, but are not limited to:

•	demands on management related to the significant increase in the size of our business;

•	diversion of management’s attention from the management of daily operations;

•	difficulties in conforming the acquired business’ accounting principles to ours;

•	retaining the loyalty and business of the customers of the acquired businesses;

•

retaining employees that may be vital to the integration of departments, information technology systems, including accounting systems, technologies, books and records, and procedures, and maintaining uniform standards, such as internal accounting controls and procedures, and policies; and

•	costs and expenses associated with any undisclosed or potential liabilities.

Failure to successfully integrate Liquid Container, or any other acquired businesses, may result in reduced levels of revenue, earnings or operating efficiency that might have been achieved if we had not acquired such businesses.

In addition, the Liquid Container Acquisition will result, and any future acquisitions could result, in the incurrence of additional debt and related interest expense, contingent liabilities and amortization expenses related to intangible assets, which could have a material adverse effect on our financial condition, operating results and cash flow.

We may not be able to achieve the estimated future cost savings expected to be realized as a result of the Liquid Container Acquisition or other future acquisitions. Failure to achieve such estimated future cost savings could have an adverse effect on our financial condition and results of operations.

We may not be able to realize anticipated cost savings, revenue enhancements, or other synergies from the Liquid Container Acquisition or other future acquisitions, either in the amount or within the time frame that we expect. In addition, the costs of achieving these benefits may be higher than, and the timing may differ from, what we expect. Our ability to realize anticipated cost savings, synergies, and revenue enhancements may be affected by a number of factors, including, but not limited to, the following:

•	the use of more cash or other financial resources on integration and implementation activities than we expect;

•	increases in other expenses unrelated to the acquisition, which may offset the cost savings and other synergies from the acquisition;

•

our ability to eliminate duplicative back office overhead and redundant selling, general and administrative functions, obtain procurement related savings, rationalize our distribution and warehousing networks, rationalize manufacturing capacity and shift production to more economical facilities; and

•	our ability to avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction.

Specifically, the significant anticipated cost savings and operating cost reductions in respect of the Liquid Container Acquisition reflect estimates and assumptions made by our management as to the benefits and associated expenses and capital spending with respect to our cost savings initiatives, and it is possible that these estimates and assumptions may not reflect actual results. In addition, these estimated cost savings may not actually be achieved in the timeframe anticipated or at all.

If we fail to realize anticipated cost savings, synergies or revenue enhancements, our financial results may be adversely affected, and we may not generate the cash flow from operations that we anticipate.

Our industry is very competitive and increased competition could reduce prices and our profit margins.

We operate in a competitive environment. In the past, we have encountered pricing pressures in our markets and could experience further declines in prices of plastic packaging as a result of competition. Although we have been able over time to partially offset pricing pressures by reducing our cost structure and making the manufacturing process more efficient by providing new and innovative technology, we may not be able to continue to do so in the future. Our business, results of operations and financial condition may be materially and adversely affected by further declines in prices of plastic packaging and such further declines could lead to a loss of business and a decline in our margins.

If we are unable to develop product innovations and improve our production technology and expertise, we could lose customers or market share.

Our success may depend on our ability to adapt to technological changes in the plastic packaging industry. If we are unable to timely develop and introduce new products, or enhance existing products, in response to changing market conditions or customer requirements or demands, our competitiveness could be materially and adversely affected.

We may be unable to protect our proprietary technology from infringement.

We rely on a combination of patents and trademarks, licensing agreements and unpatented proprietary know-how and trade secrets to establish and protect our intellectual property rights. We enter into confidentiality agreements with customers, vendors, employees, consultants and potential acquisition candidates as necessary to protect our know-how, trade secrets and other proprietary information. However, these measures and our patents and trademarks may not afford complete protection of our intellectual property, and it is possible that third parties may copy or otherwise obtain and use our proprietary information and technology without authorization or otherwise infringe on our intellectual property rights. We cannot assure that our competitors will not independently develop equivalent or superior know-how, trade secrets or production methods. Significant impairment of our intellectual property rights could harm our business or our ability to compete. For example, if we are unable to maintain the proprietary nature of our technologies, our profit margins could be reduced as competitors could more easily imitate our products, possibly resulting in lower prices or lost sales for certain products. In such a case, our business, results of operations and financial condition may be materially and adversely affected.

We are periodically involved in litigation in the course of our business to protect and enforce our intellectual property rights, and third parties from time to time initiate claims or litigation against us asserting infringement or violation of their intellectual property rights. We cannot assure that our products will not be found to infringe upon the intellectual property rights of others. Further, we cannot assure that we will prevail in any such litigation, or that the results or costs of any such litigation will not have a material adverse effect on our business. Any litigation concerning intellectual property could be protracted and costly and is inherently unpredictable and could have a material adverse effect on our business, results of operations or financial condition regardless of its outcome.

We would lose a significant source of revenues and profits if we lost any of our largest customers.

The loss of one of our largest customers could result in: (i) our having excess capacity if we are unable to replace that customer; (ii) our having excess overhead and fixed costs and possible impairment of long-lived assets; and (iii) our selling, general and administrative expenses and capital expenditures representing increased portions of our revenues.

In 2009 and for the nine months ended September 30, 2010, our top 20 customers comprised 68.8% and 71.8% of our net sales, respectively. PepsiCo, Inc. (collectively, with its affiliates, such as Frito-Lay, Gatorade and Tropicana, “PepsiCo”) is our largest customer, with all product lines we provide to PepsiCo collectively accounting for approximately 10.8% of our net sales for the year ended December 31, 2009. Liquid Container’s top five customers comprised approximately $186 million, or 52%, of their sales in 2009.

If any of our large customers terminated its relationship with us, we would lose a significant source of revenues and profits.

Contracts with customers generally do not require them to purchase any minimum amounts of products from us, and customers may not purchase amounts that meet our expectations.

The majority of our sales are made pursuant to long-term customer purchase orders and contracts. Customers’ purchase orders and contracts typically vary in length with terms up to ten years. The contracts, including those with PepsiCo, generally are requirements contracts which do not obligate the customer to purchase any given amount of product from us. Prices under these arrangements are tied to market standards and therefore vary with market conditions. Changes in the cost of resin, the largest component of our cost of goods sold, are passed through to customers by means of corresponding changes in product pricing in accordance with our agreements with these customers and industry practice. Increases in resin prices relative to alternative packaging materials, or other price increases, may cause customers to decrease their purchases from us. Additionally, if customers undertake transformational initiatives to their product lines, such as concentrate conversions or product obsolescence actions, we may lose a source of revenues and profits. As a result, despite the existence of supply contracts with our customers, we face the risk that in the future customers will not continue to purchase amounts that meet our expectations.

Increases in resin prices, relative to alternative packaging materials, and reductions in resin supplies could significantly slow our growth and disrupt our operations.

We depend on large quantities of PET, HDPE and other resins in manufacturing our products. One of our primary strategies is to grow the business by capitalizing on the conversion from glass, metal and paper containers to plastic containers. Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. A sustained increase in resin prices, relative to alternative packaging materials, to the extent that those costs are not passed on to the end-consumer, would make plastic containers less economical for our customers and could result in a slower pace of conversions to, or reductions in the use of, plastic containers. Changes in the cost of resin are passed through to customers by means of corresponding changes in product pricing, in accordance with our agreements with these customers and industry practice. However, if we are not able to do so in the future and there are sustained increases in resin prices, relative to alternative packaging materials, our operating margins could be affected adversely.

While there is currently an adequate supply of resin available from many sources, this may not be the case in the future. Several of our larger suppliers have either entered, or are emerging from, bankruptcy protection. If the number of suppliers is significantly reduced in the future, this could affect our ability to obtain resin timely, or obtain resin at favorable prices, and our operations and profitability may be impaired.

Our international operations are subject to a variety of risks related to foreign currencies and local law in several countries.

We have significant operations outside the United States, and therefore hold assets, incur liabilities, earn revenues and pay expenses in a variety of currencies other than the U.S. dollar. The financial statements of our foreign subsidiaries are translated into U.S. dollars. Our operations outside the United States accounted for approximately 19.9%, 20.9%, 21.5% and 21.1% of our net sales for the years ended December 31, 2007, 2008 and 2009, and for the nine months ended September 30, 2010, respectively. As a result, we are subject to risks associated with operating in foreign countries, including fluctuations in currency exchange and interest rates, imposition of limitations on conversion of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, labor relations problems, hyperinflation in some foreign countries and imposition or increase of investment and other restrictions by foreign governments or the imposition of environmental or employment laws. Furthermore, we typically price our products in our foreign operations in local currencies. As a result, an increase in the value of the U.S. dollar relative to the local currencies of profitable foreign subsidiaries can have a negative effect on our profitability. In our consolidated financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, at a constant level of business, our reported international sales, earnings, assets and liabilities will be reduced because the local currency will translate into fewer U.S. dollars. Exchange rate fluctuations decreased comprehensive loss by $36.3 million, increased comprehensive loss by $65.9 million, increased comprehensive income by $19.6 million, and $0.7 million for the years ended December 31, 2007, 2008 and 2009, and for the nine months ended September 30, 2010, respectively. In addition to currency translation risks, we incur a currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sale transaction using a currency different from the operating subsidiary’s functional currency. In several countries where we operate, resin purchases must be made in U.S. dollars. Furthermore, changes in local economic conditions can affect operations. Our international operations also expose us to different local political and business risks and challenges. For example, in certain countries, such as Venezuela and Argentina, we are faced with periodic political issues which could result in currency risks or the risk that we are required to include local ownership or management in our businesses. The above mentioned risks in North America, Europe and South America may hurt our ability to generate revenue in those regions in the future.

We may not be able to recover the carrying value of our long-lived assets, which could require us to record additional asset impairment charges and materially and adversely affect our results of operations.

We had net property, plant and equipment of $1,217.8 million at September 30, 2010, or 42.9% of our total assets. We recorded asset impairment charges to property, plant and equipment of $135.5 million, $93.2 million, $41.8 million and $3.7 million for the years ended December 31, 2007, 2008 and 2009, and for the nine months ended September 30, 2010, respectively. We operate in a competitive industry with rapid technological innovation. In order to remain competitive, we develop and invest in new equipment which enhances productivity, often making older equipment obsolete. In addition, changing market conditions can also impact our ability to recover the carrying value of our long-lived assets. The continuing presence of these factors, as well as other factors, could require us to record additional asset impairment charges in future periods which could materially and adversely affect our results of operations.

Goodwill and other identifiable intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.

As of September 30, 2010, goodwill and other identifiable intangible assets were approximately $641.0 million, or 22.6% of our total assets. Goodwill and other identifiable intangible assets are recorded at fair value on the date of acquisition. In accordance with the guidance under Financial Accounting Standards Board (“FASB”) ASC 350-20, “Intangibles—Goodwill and Other,” we review such assets at least annually for impairment. Impairment may result from, among other things, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services we sell, challenges to the validity of certain registered intellectual property, reduced sales of certain products incorporating registered intellectual property, and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position and results of operations.

Our ability to operate effectively could be impaired if we lost key personnel.

Our success depends to a large extent on a number of key employees, and the loss of the services provided by them could have a material adverse effect on our ability to operate our business and implement our strategies effectively. The loss of members of our senior management team could have a material adverse effect on our operations. We do not maintain “key” person insurance on any of our executive officers.

If we make acquisitions in the future, we may experience assimilation problems and dissipation of management resources and we may need to incur additional indebtedness.

Our future growth may be a function, in part, of acquisitions of other consumer goods packaging businesses, including investments in geographic regions we are not familiar with. To the extent that we grow through acquisitions, we will face operational and financial risks, such as the risk of failing to assimilate the operations and personnel of the acquired businesses, disrupting our ongoing business, dissipating our limited management resources and impairing relationships with employees and customers of the acquired business as a result of changes in ownership and management. Additionally, we have incurred indebtedness to finance past acquisitions, and would likely incur additional indebtedness to finance future acquisitions, as permitted under our senior secured credit facilities (the “Credit Agreement”) and the indentures governing our senior notes and senior subordinated notes, in which case we would also face certain financial risks associated with the incurrence of additional indebtedness to make an acquisition, such as a reduction in our liquidity, access to capital markets and financial stability.

Additionally, the types of acquisitions we will be able to make are limited by our Credit Agreement, which limits the amount that we may pay for an acquisition to $200 million plus additional amounts based on an unused available capital expenditure limit, certain proceeds from new equity issuances and other amounts.

Our operations and profitability could suffer if we experience labor relations problems.

As of September 30, 2010, approximately 3,100 of our approximately 8,300 employees were covered by collective bargaining agreements with various international and local labor unions. In addition, as of September 30, 2010, we operated 97 facilities, of which 38 were union facilities operated primarily by union employees. In the U.S. our union agreements typically have a term of three or four years and thus regularly expire and require negotiation in the course of our business. In 2010, collective bargaining agreements covering approximately 750 employees in the U.S. will expire. Upon the expiration of any of our collective bargaining agreements, we may be unable to negotiate new collective bargaining agreements on terms favorable to us, and our business operations at one or more of our facilities may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements. A work stoppage at one or more of our facilities could have a material adverse effect on our business, results of operations and financial condition.

Our ability to expand our operations could be adversely affected if we lose access to additional blow molding equipment.

Access to blow molding equipment is important to our ability to expand our operations. We have access to a broad array of blow molding equipment and suppliers. However, if we fail to continue to access this new blow molding equipment or these suppliers, our ability to expand our operations may be materially and adversely affected until alternative sources of technology can be arranged.

Our operations could expose us to substantial environmental costs and liabilities.

We are subject to a variety of national, state, foreign, provincial and/or local laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal and management of, regulated materials and waste, and that impose liability for the costs of investigating and cleaning up, and damages resulting from, present and past spills, disposals or other releases of hazardous substances or materials. These domestic and international environmental laws can be complex and may change often, the compliance expenses can be significant and violations may result in substantial fines and penalties. In addition, environmental laws such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, also known as “Superfund” in the United States, impose strict, and in some cases joint and several, liability on specified responsible parties for the investigation and cleanup of contaminated soil, groundwater and buildings, and liability for damages to natural resources, at a wide range of properties. As a result, we may be liable for contamination at properties that we currently own or operate, as well as at our former properties or off-site properties where we may have sent regulated materials. As a manufacturer, we have an inherent risk of liability under environmental laws, both with respect to ongoing operations and with respect to contamination that may have occurred in the past on our properties or as a result of our operations. We could, in the future, incur a material liability resulting from the costs of complying with environmental laws or any claims concerning noncompliance, or liability from contamination.

We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist at our facilities or at third party sites for which we are liable. Enactment of stricter laws or regulations, stricter interpretations of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at our own or third-party sites may require us to make additional expenditures, some of which could be material.

In addition, a number of governmental authorities, both in the United States and abroad, have considered, or are expected to consider, legislation aimed at reducing the amount of plastic wastes disposed. Programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and requiring retailers or manufacturers to take back packaging used for their products. Legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers or otherwise impact our business. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. Future legislation and initiatives could adversely affect us in a manner that would be material.

If we were deemed an “investment company” under the Investment Company Act of 1940 (the “1940 Act”) as a result of our ownership of Holdings, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

If we were to cease participation in the management of Holdings, our interest in Holdings could be deemed an “investment security” for purposes of the 1940 Act. Generally, a person is deemed to be an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. We will have no material assets other than our equity interest in Holdings. A determination that this interest was an investment security could result in our being an investment company under the 1940 Act and becoming subject to the registration and other requirements of the 1940 Act.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen which would cause us to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us, Holdings, Blackstone or the Graham Family, or any combination thereof and materially adversely affect our business, financial condition and results of operations.

We had net losses in recent years and may not generate net income in the future.

For the years ended December 31, 2007 and 2008, we incurred net losses of $206.7 million and $57.8 million, respectively. Continuing net losses may limit our ability to execute our strategy and we may not generate net income from operations in the future. Factors contributing to losses in recent years included, but were not limited to:

•	interest on our debt;

•	impairment of our long-lived tangible and intangible assets;

•	the write-off of deferred financing fees related to our debt refinancings; and

•	severance and other payments associated with exiting unprofitable plants.

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our cash flow and our ability to operate and grow our business.

At September 30, 2010, we had $2,859,9 million of total consolidated indebtedness outstanding (which is net of $12.7 million unamortized discounts). In addition, at September 30, 2010, after taking into account letters of credit of $13.3 million, we would have had $246.7 million of revolving loan capacity under our senior secured credit facilities. Under our senior secured credit agreement, we also have available to us an uncommitted incremental loan facility in an amount of up to an additional $300.0 million and we may incur additional indebtedness as permitted under our senior secured credit agreement and other instruments governing our indebtedness.

A significant portion of our cash flow must be used to service our indebtedness (including the outstanding unregistered notes and the exchange notes) and is therefore not available to be used in our business. Our ability to generate cash flow is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. In addition, a substantial portion of our indebtedness bears interest at floating rates. Our interest expense for the nine months ended September 30, 2010 on a pro forma basis after giving effect to the Transactions and this offering would have been $166.1 million. At September 30, 2010, a one percentage point change in the interest rates for our variable-rate indebtedness would impact interest expense by an aggregate of approximately $9.2 million, excluding the impact of our interest rate collar and swap agreements and excluding our term loan C. Our term loan C balance of $1,035.5 million outstanding at September 30, 2010, has a LIBOR floor of 2.5%. If LIBOR rates exceed that floor, a one percentage point change in the interest rates could impact interest expense by an additional amount of approximately $10.4 million.

Our obligations in connection with our indebtedness could have important consequences. For example, they could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a significant portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, acquisitions, capital expenditures, and for other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from making strategic acquisitions or exploiting business opportunities; and

•	limit our ability to borrow additional funds.

Despite our current level of indebtedness, we may incur additional debt in the future, which could increase the risks associated with our substantial outstanding indebtedness.

We continually pursue organic growth and selectively evaluate and pursue acquisition opportunities and may incur additional indebtedness, including indebtedness under our Credit Agreement, to finance any such growth and acquisitions and to fund any resulting increased operating needs. If new debt is added to our current debt levels, the risks we now face related to our indebtedness could increase.

The terms of our debt instruments restrict the manner in which we conduct our business and may limit our ability to implement elements of our business strategy.

The instruments and agreements governing our indebtedness contain numerous covenants including financial and operating covenants, some of which are quite restrictive. These covenants affect, and in many respects limit, among other things, our ability to:

•	incur additional debt;

•	create liens;

•	consolidate, merge or sell assets;

•	make certain capital expenditures;

•	make certain advances, investments and loans;

•	enter into certain transactions with affiliates;

•	engage in any business other than the packaging business;

•	pay dividends; and

•	repurchase stock.

These covenants could restrict us in the pursuit of our business strategy. As of September 30, 2010, we were in compliance in all material respects with the covenants under the instruments and agreements governing our indebtedness.

We may not be able to renew or replace our senior secured revolving credit facility and our senior secured term loan facility, and we may obtain less favorable terms when we attempt to renew or replace them.

Approximately $1,010.5 million of the term loans under our senior secured credit agreement will mature on April 5, 2014 and $874.2 million will mature on September 23, 2016. $124.8 million of total commitments of our senior secured revolving credit facility will mature on October 1, 2013.

We may not be able to renew or replace these facilities on favorable terms as they expire, or we may not be able to renew or replace them at all. As a result, we may incur higher borrowing costs and could have more stringent debt covenants. If financial market conditions deteriorate, our business and financial results could be materially and adversely affected.

In the event that a party acquires beneficial ownership representing voting power in Holdings greater than the voting power represented by the interests beneficially owned by Blackstone, it will trigger an event of default under our Credit Agreement.

In the event that a party acquires beneficial ownership representing voting power in Holdings greater than the voting power represented by the interests beneficially owned by Blackstone through shares of our common stock, an event of default under our Credit Agreement will be triggered. Upon the occurrence of an event of default under our Credit Agreement, the lenders will not be required to lend any additional amounts to us or could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable, which could result in an event of default under our other debt instruments. If we were unable to repay those amounts, the lenders under our Credit Agreement could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under our Credit Agreement. If the lenders under our Credit Agreement accelerate the repayment of borrowings, we may not have sufficient assets to repay our Credit Agreement and our other indebtedness or be able to borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile, which could cause the value of our common stock to decline.

The market price of our common stock may be volatile due to a number of factors such as those listed in “—Risks Related to Our Business” and the following, some of which are beyond our control:

•	quarterly variations in our results of operations;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	future sales of our common stock; and

•	changes in investor sentiment toward the stock of packaging companies in general and plastic packaging companies in particular.

Furthermore, the stock market recently has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If we or our pre-IPO investors sell our common stock or exchange Holdings limited partnership units for additional shares of our common stock, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Pursuant to exchange agreements, the Graham Family and other holders of Holdings’ limited partnership units and options to purchase Holdings’ limited partnership units have, or will have, the right to exchange limited partnership units in Holdings for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The shares of common stock issuable upon exchange of the limited partnership units are eligible for resale from time to time, subject to certain contractual restrictions, and restrictions under the Securities Act of 1933, as amended (the “Securities Act”).

In addition, pursuant to a registration rights agreement, we have granted certain stockholders and unitholders the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of shares of our common stock held by them or to be acquired by them by exchanging partnership units. The shares held by Blackstone and the Graham Family or to be acquired by the Graham Family and holders of options to purchase Holdings’ limited partnership units by exchanging partnership units also may be sold pursuant to Rule 144 under the Securities Act, subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end or to the extent that these stockholders exercise their registration rights or decide to resell pursuant to Rule 144, the market price of our common stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them. Pursuant to the registration rights agreement, the Graham Family and their affiliates have requested that we file this shelf registration statement for the resale of certain shares issuable upon the exchange of limited partnership units of Holdings held by them.

Shares acquired in exchange for limited partnership units upon the exercise of vested options under Holdings’ equity incentive plan have first become eligible for resale on August 27, 2010. Exchange of a substantial number of shares of our common stock for limited partnership units upon exercise of options could also cause the market price of our common stock to decline.

We will be required to pay our pre-IPO stockholders and the Graham Family for certain tax benefits we may claim arising in connection with our IPO and related transactions, which amounts are expected to be material.

In connection with our IPO, we entered into an exchange agreement with the Graham Family. Pursuant to the exchange agreement, limited partnership units held by the Graham Family may (subject to the terms of the exchange agreement) be exchanged for shares of our common stock outstanding on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Holdings intends to have in effect an election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Code”) effective for each taxable year in which an exchange of limited partnership units for shares of common stock occurs, which may result in an adjustment to the tax basis of the assets of Holdings at the time of an exchange of limited partnership units. Any such exchanges are expected to result in an increase in the tax basis of the tangible and intangible assets of Holdings that otherwise would not have been available. Similar increases to the tax basis of the tangible and intangible assets of Holdings resulted from our 1998 acquisition of Holdings. These increases in tax basis will increase (for tax purposes) depreciation and amortization and therefore reduce the amount of tax that we would otherwise be required to pay in the future. These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Additionally, in connection with the IPO, we will be able to utilize net operating losses that arose prior to the IPO and are therefore attributable to our pre-IPO stockholders (i.e., Blackstone, management and other stockholders). These net operating loss carryforwards will also reduce the amount of tax that we would otherwise be required to pay in the future.

We have entered into an income tax receivable agreement with GPC Holdings, L.P. (“GPC LP”) that provides for the payment by us to the Graham Family of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment or a change of control as discussed below) as a result of these increases in tax basis (specifically, those attributable to exchange of limited partnership units, as described above) and of certain other tax benefits related to our entering into the income tax receivable agreement, including tax benefits attributable to payments under the income tax receivable agreement. We have also entered into an income tax receivable agreement with certain of our pre-IPO stockholders that provides for the payment to all of our pre-IPO stockholders (i.e., Blackstone, management and other investors) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination or a change of control as discussed below) as a result of (i) the utilization of our net operating losses attributable to periods prior to the IPO, and (ii) any increase to the tax basis of the assets of Holdings relating to our 1998 acquisition of 85% of Holdings (as discussed above) and certain other tax benefits related to our entering into the income tax receivable agreement, including tax benefits attributable to payments under the income tax receivable agreement.

These payment obligations are our obligations and not obligations of Holdings or any of our other subsidiaries. The actual increase in tax basis, actual amount and utilization of net operating losses, as well as the amount and timing of any payments under the income tax receivable agreements, will vary depending upon a number of factors, including the timing of subsequent exchanges, the price of shares of our common stock outstanding at the time of an exchange, the extent to which such exchanges are taxable and the amount, character and timing of our taxable income in the future.

We expect that the payments that we make under these income tax receivable agreements will be material. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize the full tax benefits subject to the income tax receivable agreements, we expect that future payments under the income tax receivable agreements will aggregate to between $200 million to $235 million with potential additional payments for tax basis step-ups relating to future exchanges by the Graham Family of their limited partnership units in Holdings for common stock. This range is based on our assumptions using presently available information including with respect to valuation, historic tax basis and the amount of tax attributes subject to the income tax receivable agreements that were in existence as of the IPO date. Such amounts may differ materially from the amounts presented above based on various items, including final valuation analysis and updated determinations of taxable income and historic tax basis amounts. The payments under the income tax receivable agreements are not conditioned upon these parties’ continued ownership of us or Holdings.

In addition, the income tax receivable agreements provide that upon certain mergers, asset sales, other forms of business combinations or other changes of control, the income tax receivable agreements will terminate and we will be required to make a payment equal to the present value of future payments under the income tax receivable agreements, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the income tax receivable agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other form of business combinations or other changes of control.

Our counterparties under these agreements will not reimburse us for any payments previously made under the income tax receivable agreements if such benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in certain circumstances, payments could be made under the income tax receivable agreements in excess of our cash tax savings.

Our only material asset is our interest in Holdings, and we are accordingly dependent upon distributions from Holdings to pay dividends and taxes and other expenses, including payments under the income tax receivable agreements.

We are a holding company and have no material assets other than our ownership of limited partnership units in Holdings. We have no independent means of generating revenue. We intend to cause Holdings to make distributions to its partners in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us, as well as any payments due under the income tax receivable agreements described above. However, the instruments and agreements governing our indebtedness contain covenants that restrict the ability or our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreements and to pay dividends. To the extent that we need funds and Holdings is restricted from making such distributions under applicable law or regulation, or is otherwise unable to provide such funds pursuant to the terms of our indebtedness, it could materially adversely affect our liquidity and financial condition. To the extent that we are unable to make payments under the income tax receivable agreements for any reason, such payments will be deferred and will accrue interest at LIBOR plus five percent per annum until paid.

Because we may not pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell our common stock for a price greater than that which you paid for it.

We currently intend to retain future earnings, if any, for future operation, debt reduction and expansion, and do not anticipate paying any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future indebtedness we or our subsidiaries incur, including the senior secured credit agreement and the indentures. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

We have anti-takeover provisions in our organizational documents that may discourage a change of control.

Certain provisions of our restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	a classified board of directors with staggered three-year terms;

•	the ability of our board of directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•	the removal of directors only for cause and only upon the affirmative vote of holders of at least 75% of the shares of common stock entitled to vote generally in the election of directors; and

•	that certain provisions may be amended only by the affirmative vote of at least 75% of the shares of common stock entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire our company, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

Blackstone controls us and may have conflicts of interest with us in the future.

Blackstone owns shares of our common stock sufficient for the majority vote over all matters requiring a stockholder vote, including: the election of directors; mergers, consolidations or acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our restated certificate of incorporation and our amended and restated bylaws; and our winding up and dissolution. In addition, pursuant to the stockholders’ agreement with Blackstone, Blackstone has the right to nominate to our board of directors a number of designees equal to: (i) at least a majority of the total number of directors comprising our board at such time as long as Blackstone beneficially owns more than 35% of the shares of our common stock entitled to vote generally in the election of our directors; (ii) 42% of the total number of directors comprising our board at such time as long as Blackstone beneficially owns more than 25% but less than or equal to 35% of the shares of our common stock entitled to vote generally in the election of our directors; (iii) 28% of the total number of directors comprising our board of directors at such time as long as Blackstone beneficially owns more than 15% but less than or equal to 25% of the shares of our common stock entitled to vote generally in the election of our directors; and (iv) 14% of the total number of directors comprising our board of directors at such time as long as Blackstone beneficially owns 5% or more of the shares of our common stock entitled to vote generally in the election of our directors. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreements.” As a result, even after Blackstone no longer owns a majority of our voting stock, Blackstone could continue to have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. As long as Blackstone continues to own, directly or indirectly, a significant amount of the outstanding shares of our common stock, it will continue to be able to or effectively control our decisions.

Additionally, Blackstone is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our restated certificate of incorporation provides that neither Blackstone, nor members of our board of directors who are not our employees (including any directors who also serve as officers) have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Blackstone may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by Blackstone to themselves or their other affiliates instead of to us.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Blackstone controls a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

We utilize these exemptions and, therefore, do not have a majority of independent directors, our nominating and corporate governance committee and our compensation committee do not consist entirely of independent directors and such committees are not subject to annual performance evaluations. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts included in this prospectus, or incorporated herein by reference, including statements regarding our future financial position, economic performance and results of operations, as well as our business strategy, budgets and projected costs and plans and objectives of management for future operations, and the information referred to under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “outlook” or similar terminology. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Although we believe that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless otherwise required by law, we also disclaim any obligation to update our view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this prospectus or incorporated herein by reference. Important factors that could cause actual results to differ materially from our expectations include, without limitation:

•	our ability to successfully integrate Liquid Container’s business into ours;

•	our ability to successfully achieve estimated future cost savings expected to be realized from the Liquid Container Acquisition (as defined herein) or future acquisitions;

•	increased competition in our industry which could lead to a decline in prices of plastic packaging;

•	our ability to develop product innovations and improve our production technology and expertise;

•	infringement of our proprietary technology;

•	our dependence on significant customers and the risk of loss of any of those customers;

•	customers not purchasing amounts under requirements contracts that meet our expectations;

•	our exposure to fluctuations in resin prices and our dependence on resin supplies;

•	risks associated with our international operations;

•	our recovery of the carrying value of our long-lived assets;

•	our realization of the carrying value and the potential impairment of our goodwill and other identifiable intangible assets;

•	our dependence on key management and the material adverse effect that could result from the loss of their services;

•	our ability to successfully integrate our business with those of other businesses that we may acquire;

•	risks associated with a significant portion of our employees being covered by collective bargaining agreements;

•	our dependence on additional blow molding equipment in order to be able to expand our operations;

•	risks associated with environmental regulation and liabilities;

•	risks associated with being deemed an “investment company” under the 1940 Act, as a result of our ownership of Graham Packaging Holdings Company;

•	our recent net losses;

•	payments to the Graham Family and our pre-initial public offering stockholders for certain tax benefits we may claim;

•	the possibility that the interests of Blackstone will conflict with ours;

•	our indebtedness, which could adversely affect our cash flow and our ability to operate and grow our business;

•	that despite our current levels of indebtedness, we may incur additional debt in the future, which could increase the risks associated with our leverage;

•	the terms of our debt instruments, which restrict the manner in which we conduct our business and may limit our ability to implement elements of our business strategy;

•	our inability to renew or replace our debt facilities on favorable terms or at all; and

•

the acquisition of voting power in our company greater than the voting power owned by Blackstone may trigger an event of default under our credit agreement and change of control purchase obligation under our notes.

All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus or incorporated herein by reference in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you.

ORGANIZATIONAL STRUCTURE

The chart below summarizes our ownership and corporate structure as of December 10, 2010.

The chart below summarizes our ownership and corporate structure as of December 10, 2010, after giving effect to the offering contemplated in this prospectus.

(1)	$260.0 million senior secured revolving credit facility, $124.8 million (or 48% of total commitments) of which matures on October 1, 2013, while the remaining $135.2 million matured on October 7, 2010. As of September 30, 2010, $246.7 million was available for borrowing under this facility, after giving effect to $13.3 million of outstanding letters of credit.
(2)	Consists of (i) $1,035.5 million aggregate principal amount of Term Loan C due April 5, 2014 ($1,021.2 million outstanding as of September 30, 2010 with a $14.3 million remaining unamortized discount to be included as interest expense as the Term Loan C matures), and (ii) the new $913.0 million aggregate principal amount of Term Loan D due September 23, 2016 ($917.6 million outstanding with a $4.6 million net offering premium).
(3)	$253.4 million of 8.25% senior unsecured notes due 2017, which were issued at a $3.2 million discount that is being amortized and included in interest expense as the notes mature.
(4)	$250.0 million of 8.25% senior unsecured notes due 2018, which were issued at par.
(5)	$375.0 million of 9.875% senior subordinated unsecured notes due 2014.

USE OF PROCEEDS

The selling stockholders will receive all the net cash proceeds from the sale of the shares of our common stock in this offering. We will not receive any cash proceeds from the resale of shares of our common pursuant to this prospectus, but we have agreed to bear certain expenses related to the registration of such resale.

DIVIDEND POLICY

We do not anticipate paying any cash dividends for the foreseeable future, and instead intend to retain earnings, if any, for future operation and expansion. Any decision to pay dividends in the future will be at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior secured credit agreement and indentures. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our only material asset is our interest in Holdings, and we are accordingly dependent upon distributions from Holdings to pay dividends and taxes and other expenses, including payments under the income tax receivable agreements” and “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Because we may not pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell our common stock for a price greater than that which you paid for it”.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on the New York Stock Exchange under the symbol “GRM” since February 11, 2010. Prior to that date, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock, as reported by the New York Stock Exchange, since February 11, 2010.

	Price Range
2010	High	Low
Quarter ended March 31, 2010 (1)	$13.20	$7.34
Quarter ended June 30, 2010	13.52	11.34
Quarter ended September 30, 2010	14.12	10.32
Quarter ended December 30, 2010 (through December 20, 2010)	$11.37	$13.71

(1)	Our common stock began trading on February 11, 2010.

The closing sale price of our common stock, as reported by the New York Stock Exchange, on December 20, 2010, was $13.49 per share. As of December 20, 2010, there were 14 holders of record of our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010 (i) on an unaudited, actual basis and (ii) on an unaudited, pro forma basis for the issuance of 6,298,288 shares upon the exchange of Holdings’ limited partnership units by the selling stockholders. This table should be read together with “Prospectus Summary—Recent Acquisitions and Related Transactions,” “Prospectus Summary—Summary Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 incorporated by reference into this prospectus, and the financial statements of the Liquid Container Entities and the related notes included in our Current Report on Form 8-K/A filed on November 3, 2010 incorporated by reference into this prospectus.

	As of September 30, 2010
	Actual	Pro forma (7)
	(in millions)
Cash and cash equivalents	$170.0	$170.0

Long-term debt, including current portion:
Senior secured credit agreement (1):
Senior secured revolving credit facility (2)	$—	$—
Senior secured term loans:
Term loan C (3)	1,021.2	1,021.2
New term loan D (4)	917.6	917.6

	1,938.8	1,938.8
8.25% senior notes due 2017 (1)(5)	250.4	250.4
8.25% senior notes due 2018 (1)	250.0	250.0

9.875% senior subordinated notes, due 2014 (1)	375.0	375.0
Other debt	45.7	45.7

Total debt, including current portion	2,859.9	2,859.9
Equity (deficit):
Graham Packaging Company Inc. stockholders’ equity (deficit):
Preferred stock, $0.01 par value, 100,000,000 shares authorized, 0 shares issued and outstanding (actual and pro forma)	—	—
Common stock, $0.01 par value 500,000,000 shares authorized, 62,879,136 shares issued and outstanding (actual); 500,000,000 shares authorized, 69,177,424 shares issued and outstanding (pro forma) (6)	0.6	0.6
Additional paid-in capital (7)	456.2	460.4
Retained earnings (deficit)	(1,024.8)	(1,024.8)
Notes and interest receivable for ownership interests	(6.2)	(6.2)
Accumulated other comprehensive income (loss) (7)	(15.3)	(10.3)

Graham Packaging Company Inc. stockholders’ equity (deficit)	(589.5)	(580.3)
Noncontrolling interests (7)	9.2	—

Equity (deficit)	(580.3)	(580.3)

Total capitalization	$2,279.6	$2,279.6

(1)	Represents debt of the Operating Company.
(2)	As of September 30, 2010, on an actual and pro forma basis for this offering, $246.7 million was available for borrowing under our $260.0 million senior secured revolving credit facility, after giving effect to $10.2 million of outstanding letters of credit.
(3)	Term loan C consists of $1,035.5 million principal amount less $14.3 million unamortized discount to be included as interest expense as the Term Loan C matures.
(4)

In connection with the Transactions, on September 23, 2010, we entered into the Amendment, amending our credit agreement dated as of October 7, 2004. Pursuant to the Amendment, and in connection with the acquisition of the Liquid Container Entities, we also entered into a new senior secured term loan facility for our Term Loan D in an aggregate principal amount of $913.0 million ($917.6 million outstanding with a $4.6 million net offering premium), and extinguished the amount outstanding for the Term Loan B under the existing senior secured term loan due October 7, 2011 in the amount of $563.7 million, including accrued interest. The remaining proceeds were used to finance the Liquid Container Acquisition and pay related costs and expenses. The Term Loan D will mature on the earliest of (i) September 23, 2016, (ii) the date that is 91 days prior to the maturity of the Company’s 8.25% senior notes due January 2017 if such senior notes have not been repaid or refinanced in full by such date or (iii) the date that is 91 days prior to the maturity of the Company’s 9.875% senior subordinated notes due October 2014 if such senior notes have not been repaid or refinanced in full by such date.

(5)	Consists of $253.4 million principal amount less $3.0 million discount to be included as interest expense as the 8.25% senior notes due 2017 mature.
(6)	Reflects the issuance of 6,298,288 shares upon the exchange of an equivalent number of Holdings’ limited partnership units by the selling stockholders prior to this offering.
(7)	The pro forma amounts assume that we will receive 6,298,288 Holdings limited partnership units, which represent all of the existing non-controlling interests, in exchange for 6,298,288 shares of our common stock that we will issue to the exchanging holders prior to this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial information is based on the historical audited and unaudited consolidated financial statements of GPC and each of the Liquid Container Entities, as adjusted to illustrate the estimated pro forma effects of the Transactions which include the following:

The Liquid Container Acquisition

On September 23, 2010, we acquired the Liquid Container Entities for $564.3 million pursuant to the terms of the Stock and Unit Purchase Agreement, dated August 9, 2010, which included:

•	The issuance of $250.0 million aggregate principal amount of 2018 Senior Notes;

•	The repayment of $208.2 million outstanding under Liquid Container’s existing senior credit facilities and variable revenue bonds, including accrued interest;

•	$350.0 million of additional borrowings under the new Term Loan D;

•	The application of acquisition accounting adjustments.

The Refinancing Transaction

In connection with the Transactions, on September 23, 2010, we entered into the Amendment, amending our credit agreement dated as of October 7, 2004. Pursuant to the Amendment, and in connection with the acquisition of the Liquid Container Entities, we also entered into a new senior secured term loan facility for our Term Loan D in an aggregate principal amount of $913.0 million ($917.6 million outstanding with a $4.6 million net offering premium), and extinguished the amount outstanding for the Term Loan B under the existing senior secured term loan due October 7, 2011 in the amount of $563.7 million, including accrued interest. The remaining proceeds were used to finance the Liquid Container Acquisition and pay related costs and expenses.

The unaudited pro forma condensed consolidated statements of operations give effect to the Transactions as if they had occurred on January 1, 2009.

The historical condensed consolidated statement of operations of GPC, for the nine months ended September 30, 2010, includes certain one-time expenses and benefits we recognized in connection with the Transactions. These one-time items include: (a) a $1.5 million charge for the manufacturing profit added to inventories under acquisition accounting that was expensed as the related inventory was sold, (b) a non-recurring charge totaling $4.5 million that occurred after the Transactions related to committed bridge financing that was expensed when the notes were issued and such committed bridge financing was not used, (c) a non-recurring charge of $7.8 million, as of September 30, 2010, related to the portion of fees to professional advisors and other transaction-related costs that was not capitalized as deferred financing costs, (d) a $28.5 million loss on the extinguishment of our Term Loan B as a result of the Refinancing and (e) a one-time tax benefit of approximately $16.6 million related to the reduction of valuation allowance on GPC’s historical deferred tax assets as a result of the recognition of additional deferred tax liabilities related to the Transactions. In addition, the unaudited pro forma condensed consolidated statements of operations do not reflect the effects of any anticipated cost savings that may be realized and any related one-time costs to achieve those cost savings or any costs that may be incurred to integrate Liquid Container’s operations into ours.

Further, the accompanying unaudited pro forma condensed consolidated statements of operations information does not include adjustments related to two historical transactions involving our term loans. During May 2009, we refinanced approximately $1.2 billion of term debt. Additionally, as part of GPC’s IPO on February 10, 2010, we repaid approximately $128.9 million of term debt. Interest expense, assuming these transactions occurred on January 1, 2009, would have increased in 2009 by approximately $8.9 million, and decreased for the nine months ended September 30, 2010, by approximately $2.1 million.

In the unaudited pro forma condensed consolidated financial statements, the Liquid Container Acquisition is accounted for using the acquisition method of accounting in accordance with the ASC 805, “Business Combinations.” Under the acquisition method of accounting, the total purchase price for the Liquid Container Acquisition is allocated to the assets acquired and liabilities assumed based upon estimates of fair value at the acquisition date. The unaudited pro forma adjustments reflected herein are based upon preliminary available information and assumptions that we believe are reasonable under the circumstances and which are described in the accompanying notes. These preliminary estimates may change upon finalization of appraisals and valuation studies. Therefore, the final allocations may differ materially from the estimates used to prepare these pro forma consolidated financial statements which could result in a material change in the amount of depreciation of property, plant and equipment and amortization of identifiable intangible assets.

GPC is a party to an Exchange Agreement whereby Holdings limited partnership units may be exchanged, on a one-to-one basis, as defined, for shares of our common stock. Note J to the condensed consolidated statements of operations illustrates the pro forma impact of this exchange assuming that all units were exchanged on January 1, 2009.

The unaudited pro forma condensed consolidated financial statements are for informational purposes only and do not purport to represent what our results of operations or financial condition actually would have been if the Transactions occurred on the dates indicated, nor do they purport to represent or project our results of operations for any future period or our financial condition as of any future date.

The Liquid Container Entities’ financial information included herein is derived from a combination of financial information of Liquid Container Inc. (reflecting the consolidation of Liquid Container), WCK-L Holdings, Inc. and CPG-L Holdings, Inc., each a general partner of Liquid Container. The pro forma combination of these entities also includes the elimination of non-controlling interests and intercompany transactions between these entities and reclassifications to conform to GPC’s presentation.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical consolidated financial statements and related notes of GPC included in the Annual Report on Form 10-K for the year ended December 31, 2009, filed by GPC on March 5, 2010 (File No. 001-34621) and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed by GPC on November 9, 2010 (File No. 001-34621) and the historical consolidated financial statements and related notes of the Liquid Container Entities included as Exhibits 99.1 and 99.2 to the Current Report on Form 8-K/A filed on November 3, 2010 (File No. 001-34621).

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

	Graham Packaging Company Inc.	Liquid Container Entities (a)	Adjustments for the Liquid Container Acquisition		Subtotal	Adjustments for the Refinancing		Total Pro Forma
	(In millions, except share and per share data)
Statement of Operations Data:
Net sales	$2,271.0	$355.5	$—		$2,626.5	$—		$2,626.5
Cost of goods sold	1,866.6	286.0	9.5	(b)	2,162.1	—		2,162.1

Gross profit	404.4	69.5	(9.5)		464.4	—		464.4
Selling, general and administrative expenses	122.4	13.1	9.1	(c)	144.6	—		144.6
Asset impairment charges	41.8	—	—		41.8	—		41.8
Net loss on disposal of property, plant and equipment	6.5	—	—		6.5	—		6.5

Operating income	233.7	56.4	(18.6)		271.5	—		271.5
Interest expense	176.9	3.7	39.1	(d)	219.7	6.1	(g)	225.8
Interest income	(1.1)	—	—		(1.1)	—		(1.1)
Net loss on debt extinguishment	8.7	—	—		8.7	—		8.7
Increase in income tax receivable agreements	—	—	—		—	—		—
Other income, net	(1.6)	—	—		(1.6)	—		(1.6)

Income (loss) before income taxes	50.8	52.7	(57.7)		45.8	(6.1)		39.7
Income tax provision	27.0	2.5	(2.5	)(e)	27.0	—	(h)	27.0

Income (loss) from continuing operations	23.8	50.2	(55.2)		18.8	(6.1)		12.7
Less: Income (loss) from continuing operations attributable to noncontrolling interests	4.6	—	(0.8	)(f)	3.8	(0.9	)(i)	2.9

Income (loss) from continuing operations attributable to our stockholders	$19.2	$50.2	$(54.4)		$15.0	$(5.2)		$9.8

Income from continuing operations attributable to our shareholders:
Basic	$0.45							$0.23
Diluted	$0.44							$0.22
Weighted average shares outstanding:
Basic	42,981,204							42,981,204
Diluted	42,985,179							42,985,179
Pro forma as adjusted to reflect assumed full exchange of non-controlling interests (j)
Income from continuing operations attributable to our shareholders:
Basic								$0.25
Diluted								$0.24
Weighted average shares outstanding:
Basic								49,279,492
Diluted								49,283,467

See accompanying notes to unaudited pro forma condensed consolidated statements of operations

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

	Graham Packaging Company Inc.	Liquid Container Entities (a)	Adjustments for the Liquid Container Acquisition		Subtotal	Adjustments for the Refinancing		Total Pro Forma
	(In millions, except share and per share data)
Statement of Operations Data:
Net sales	$1,868.8	$290.0	$—		$2,158.8	$—		$2,158.8
Cost of goods sold	1,533.8	241.0	7.2	(b)	1,782.0	—		1,782.0

Gross profit	335.0	49.0	(7.2)		376.8	—		376.8
Selling, general and administrative expenses	140.2	10.2	6.7	(c)	157.1	—		157.1
Asset impairment charges	3.7	—	—		3.7	—		3.7
Net loss on disposal of property, plant and equipment	2.2	—	—		2.2	—		2.2

Operating income (loss)	188.9	38.8	(13.9)		213.8	—		213.8
Interest expense	131.0	2.4	29.5	(d)	162.9	3.2	(g)	166.1
Interest income	(0.5)	(0.1)	—		(0.6)	—		(0.6)
Net loss on debt extinguishment	31.1	—	—		31.1	—		31.1
Write-off of amounts in accumulated other comprehensive income related to interest rate swaps	7.0	—	—		7.0	—		7.0
Increase in income tax receivable obligations	1.7	—	—		1.7	—		1.7
Other expense (income), net	2.6	0.2	—		2.8	—		2.8

Income (loss) before income taxes	16.0	36.3	(43.4)		8.9	(3.2)		5.7
Income tax provision	7.1	2.4	(2.4	)(e)	7.1	—	(h)	7.1

Income (loss) from continuing operations	8.9	33.9	(41.0)		1.8	(3.2)		(1.4)
Less: Income (loss) from continuing operations attributable to noncontrolling interests	1.7	—	(0.7	)(f)	1.0	(0.3	)(i)	0.7

Income (loss) from continuing operations attributable to our stockholders	$7.2	$33.9	$(40.3)		$0.8	$(2.9)		$(2.1)

Income (loss) from continuing operations attributable to our shareholders:
Basic	$0.12							$(0.03)
Diluted	$0.11							$(0.03)
Weighted average shares outstanding:
Basic	59,426,211							59,426,211
Diluted	59,426,211							59,426,211
Pro forma as adjusted to reflect assumed full exchange of non-controlling interests (j)
Income (loss) from continuing operations attributable to our shareholders:
Basic								$(0.01)
Diluted								$(0.01)
Weighted average shares outstanding:
Basic								65,724,499
Diluted								65,724,499

See accompanying notes to unaudited pro forma condensed consolidated statements of operations

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF

OPERATIONS

The Liquid Container Acquisition

(a)	Represents the combined historical financial statements of the Liquid Container Entities for the year ended December 31, 2009, and for the period January 1, 2010 through September 22, 2010, as applicable after applying certain pro forma adjustments and reclassifications resulting in the combined historical Liquid Container Entities amounts presented herein.

(b)	Represents incremental depreciation and amortization applicable to purchase price allocation to tangible and identifiable intangible assets as follows (in millions):

	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Total increase in depreciation and amortization (1)	$19.2	$14.4
Less portion applicable to selling, general and administrative expenses (1)	(9.7)	(7.2)

Increase applicable to cost of goods sold	$9.5	$7.2

(1)	The allocation of incremental depreciation and amortization expense is based on GPC’s historical classification.

Assumed allocation of excess purchase price to fair value of property, plant and equipment and identifiable intangible assets (dollars in millions):

	Liquid Container Acquisition	Estimated Useful Life	Estimated Annual Utilization
Description
Property, plant and equipment	$37.0	10 years	$3.7
Technology	58.3	10 years	5.8
Customer relationships	89.9	14 years	6.4
Non-compete agreements	3.0	2 years	1.5
Trade names	5.3	3 years	1.8

			$19.2

The preliminary values listed above are based primarily on management’s current knowledge of the Liquid Container Entities, their products and customers and the industry, and have been developed considering current product technologies and related revenue, customer retention and sales patterns and existing agreements. Management expects that these estimates may change as more in-depth income contribution and valuation methods are completed, and such differences may be material. Management believes the significant value assigned to technology and customer relationships is indicative of Liquid Container’s proprietary technologies and long-term relationships with its customers, which includes some of the world’s largest branded consumer products companies.

(c)	Represents the net increase in selling, general and administrative expenses resulting from the following (in millions):

	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Adjustments to depreciation and amortization per note (b) above	$9.7	$7.2
Elimination of management fees paid by Liquid Container (1)	(0.6)	(0.5)

Net Increase in selling, general and administrative expenses	$9.1	$6.7

(1)	Represents management fees paid to certain of Liquid Container’s limited partners for consulting and advisory services as the underlying agreement will be terminated in connection with the Liquid Container Acquisition.

(d)	Represents the pro forma adjustments to interest expense applicable to the Liquid Container Acquisition using the applicable LIBOR rates as follows (in millions):

	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Borrowings under Term Loan D (1)	$20.6	$15.3
2018 Senior Notes (2)	20.6	15.4
Estimated incremental revolver borrowings (3)	0.1	0.1
Amortization of new deferred financing fees (4)	1.5	1.1

Total pro forma increase to interest expense	42.8	31.9
Less: Liquid Container’s historical interest expense, including amortization of deferred financing fees	$(3.7)	$(2.4)

Total pro forma increase to interest expense	$39.1	$29.5

(1)	Reflects pro forma interest expense based on $350.0 million of borrowings under the Term Loan D at an assumed minimum LIBOR rate of 1.75% plus an applicable margin of 4.25% and amortization of the related $1.8 million net premium. A 0.125% increase or decrease in the interest rate on the Term Loan D would increase or decrease our annual interest expense by $0.4 million.
(2)	Reflects pro forma interest at 8.25% per annum.
(3)	Reflects pro forma interest expense on average assumed revolver borrowings in excess of Liquid Container’s balance outstanding at September 30, 2010, at GPC’s historical interest rates then in effect (approximately 3.2%) on its non-extending revolver and net of assumed reduction in revolver commitment fees.
(4)	Reflects the non-cash amortization of incremental deferred financing fees related to the Liquid Container Acquisition over the terms of the related facilities.

(e)	The pro forma statements of operations do not include adjustments to the income tax provision as GPC currently has a full valuation allowance against its net domestic deferred tax assets, excluding certain deferred tax liabilities. As such, any pro forma tax provision adjustments would be offset by a corresponding movement in valuation allowance. The following table illustrates the pro forma activity that impacts the tax provision (in millions):

	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Decrease in the Liquid Container Entities’ net deferred tax liabilities (1)	$2.4	$2.7
Increase in valuation allowance	(2.4)	(2.7)
Less Liquid Container Entities’ historical income tax provision (2)	(2.5)	(2.4)

Pro forma reduction in income tax provision	$(2.5)	$(2.4)

(1)	Adjustments reflect the estimated tax benefit that would have been recorded had Liquid Container been part of GPC and subjected to domestic federal and state income taxes for all periods presented as a result of the acquisition, as well as the estimated income tax effects of total pro forma adjustments described above, using an assumed pro forma blended domestic rate of approximately 38.0%.
(2)	GPC currently has a full valuation allowance against its net domestic deferred tax assets, excluding certain deferred tax liabilities. As such, the historical Liquid Container Entities’ tax provision recorded would be offset by a corresponding movement in GPC’s valuation allowance.

(f)	Represents the pro forma adjustments to noncontrolling interests applicable to the Liquid Container Acquisition (in millions):

	Year ended December 31, 2009	Nine months ended September 30, 2010
Historical net income of Liquid Container Entities	$50.2	$33.9
Pro forma adjustments which impact noncontrolling interests (notes (b), (c), (d) and (e))	(55.2)	(41.0)

	(5.0)	(7.1)
Pro forma noncontrolling interests percentage	15.05905%	9.81507%

	$(0.8)	$(0.7)

The Refinancing

(g)	Represents the pro forma adjustments to interest expense applicable to the Refinancing, as follows (in millions):

	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Borrowings under Term Loan D (1)	$33.3	$24.9
Less: historical interest expense applicable to $563.1 million Term Loan B being refinanced, including amortization of deferred financing fees and certain amounts from accumulated other comprehensive income	(27.2)	(21.7)

Total pro forma increase to interest expense	$6.1	$3.2

(1)	Reflects pro forma interest expense based on $563.0 million of borrowings under the Term Loan D at an assumed minimum LIBOR rate of 1.75% plus an applicable margin of 4.25% and amortization of the related $2.8 million net premium. A 0.125% increase or decrease in the interest rate on the incremental Term Loan D facility would increase or decrease our annual interest expense by $0.7 million.

(h)	The pro forma statements of operations do not include adjustments to the income tax provision as GPC currently has a full valuation allowance against its net domestic deferred tax assets, excluding certain deferred tax liabilities. As such, any pro forma tax provision adjustments would be offset by a corresponding movement in valuation allowance. The following table illustrates the pro forma activity that impacts the tax provision (in millions):

	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Increase to deferred tax asset related to net operating loss carryforward (1)	$2.4	$1.2
Increase to valuation allowance	(2.4)	(1.2)

	$—	$—

(1)	Adjustments reflect the estimated tax benefit that would have been recorded at GPC had the Refinancing occurred using an assumed pro forma blended domestic rate of approximately 38.0%.

(i)	Represents the pro forma adjustments to noncontrolling interests applicable to the Refinancing (in millions):

	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Pro forma adjustments which impact noncontrolling interests (note (g))	$(6.1)	$(3.2)
Pro forma noncontrolling interests percentage	15.05905%	9.81507%
	$(0.9)	$(0.3)

Exchanges of non-controlling interests

(j)	Pro forma earnings per share and shares outstanding amounts assume that, pursuant to the Exchange Agreement, we received, on January 1, 2009, 6,298,288 of Holdings limited partnership units, which represent all of the remaining non-controlling interests in Holdings, in exchange for 6,298,288 shares of our common stock. Additionally, as a result of this assumed exchange, and excluding amounts related to the 1,324,900 units exchanged prior to September 30, 2010, income (loss) from continuing operations attributable to our stockholders, on a total pro forma basis, would be $12.2 million and ($0.8) million, respectively, for the year ended December 31, 2009, and the nine months ended September 30, 2010. Remaining income (loss) of $0.5 and ($0.6), respectively, represents income (loss) attributable to non-controlling interest allocated prior to such interests being exchanged in 2010.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth information regarding the beneficial ownership of our common stock as of December 10, 2010, before and after giving effect to the sale of 6,507,559 shares of common stock as contemplated in this prospectus, by: (i) each person known by us to own beneficially more than 5% of our common stock, (ii) each selling stockholder; (iii) each of the named executive officers, (iv) each of our directors and (v) all of our directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

As of December 10, 2010, there were 63,067,261 shares of our common stock outstanding.

Name of Beneficial Owner	Common Stock Beneficially Owned Prior to this Offering		Number of Shares of our Common Stock to be Offered	Common Stock Beneficially Owned After Giving Effect to this Offering (1)
	Number	%		Number	%
Blackstone (2)	40,295,507	63.9%	0	40,295,507	58.1%
Graham Family (3)	6,878,486	9.9%	6,263,121	615,365	**
Roger M. Prevot (4)	520,010	**	98,757	421,253	**
G. Robinson Beeson	35,333	**	35,333	—	—
Scott G. Booth	35,333	**	35,333	—	—
William J. Mertens	6,119	**	6,119	—	—
Robert E. Cochran Jr. (5)	6,646	**	6,646	—	—
George Stevens	15,490	**	6,412	9,078	**
Chinh E. Chu (6)	—	—	—	—	—
Vikrant Sawhney (7)	—	—	—	—	—
Angelo G. Acconcia (8)	—	—	—	—	—
Charles E. Kiernan (9)	63,339	**	0	63,339	**
Gary G. Michael (10)	63,339	**	0	63,339	**
John R. Chiminski	—	—	—	—	—
Mark S. Burgess (11)	366,940	**	0	366,940	**
David W. Bullock (12)	75,426	**	0	75,426	**
Peter T. Lennox (13)	7,373	**	0	7,373	**
David W. Cargile (14)	84,506	**	21,112	63,394	**
Geoffrey Lu (15)	103,737	**	34,726	69,011	**
Ashok Sudan (16)	19,109	**	0	19,109	**
Warren D. Knowlton	—	—	—	—	—
All directors and executive officers as a group (12 persons)	713,482	1.1%	21,112	692,370	1.0%

*	The information included in the table above is based on the company’s actual knowledge, or, in some cases, on the Company’s best knowledge, about the securities held by each entity and individual listed above.

**	Less than 1%.
(1)	The numbers and percentages of shares of common stock beneficially owned after giving effect to this offering were calculated after giving effect to the issuance and sale by us of 6,298,288 shares of our common stock in exchange for an equal number of limited partnership units of Holdings and the resale by the selling stockholders of 6,507,559 shares of our common stock.
(2)	Includes 32,149,860 shares of common stock held by Blackstone Capital Partners III Merchant Banking Fund L.P., 5,727,916 shares of common stock held by Blackstone Offshore Capital Partners III L.P. and 2,417,731 shares of common stock held by Blackstone Family Investment Partnership III L.P. (collectively, the “Blackstone Funds”). Blackstone Management Associates III L.L.C. (“BMA”) is the general partner of each of such entities. The address of each of the preceding investors is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(3)	Includes 2,905,763 limited partnership units of Holdings held by GPC Holdings, L.P., 3,357,358 limited partnership units of Holdings held by Graham Alternative Partners I, 452,940 shares of our common stock held by Graham Capital Company and 162,425 shares of our common stock held by Graham Engineering Corporation. Pursuant to the Exchange Agreement, the Graham Family has the right to exchange their limited partnership units of Holdings for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for splits, stock dividends and reclassifications. See “Certain Relationships and Related Party Transactions —Exchange Agreement.”

Graham Alternative Partners I, Graham Capital Company, Graham Engineering Corporation and GPC Holdings, L.P. are wholly-owned, directly or indirectly, by the Graham Family and are controlled by Donald C. Graham and his family. Their address is c/o Graham Capital Company, P.O. Box 1104, York, Pennsylvania 17405-1104.

(4)	Roger M. Prevot served as President and Chief Operating Officer of Holdings until April 30, 2008. Of the shares shown as beneficially owned by Mr. Prevot, 63,590 are shares of common stock directly owned by him, 35,167 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units and 421,253 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.
(5)	Of the shares shown as beneficially owned by Mr. Cochran, all 6,646 are shares of common stock directly owned by him.
(6)	Mr. Chu, a member of our board of directors, is a Senior Managing Director of The Blackstone Group L.P. and a member of BMA, which has investment and voting control over the shares held or controlled by each of the Blackstone Funds. Mr. Chu disclaims beneficial ownership of such shares.
(7)	Mr. Sawhney, a member of our board of directors, is a Senior Managing Director of The Blackstone Group L.P. and a member of BMA, which has investment and voting control over the shares held or controlled by each of the Blackstone Funds. Mr. Sawhney disclaims beneficial ownership of such shares.
(8)	Mr. Acconcia, a member of our board of directors, is a member of BMA, which has investment and voting control over the shares held or controlled by each of the Blackstone Funds. Mr. Acconcia disclaims beneficial ownership of such shares.
(9)	Of the shares shown as beneficially owned by Mr. Kiernan, all 63,339 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.
(10)	Of the shares shown as beneficially owned by Mr. Michael, all 63,339 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.
(11)	Of the shares shown as beneficially owned by Mr. Burgess, all 366,940 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.
(12)	Mr. Bullock is our Chief Financial Officer. Of the shares shown as beneficially owned by Mr. Bullock, 37,612 are shares of common stock directly owned by him and 37,814 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.

(13)	Of the shares shown as beneficially owned by Mr. Lennox, all 7,373 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.
(14)	Mr. Cargile is our Senior Vice President, Global Technology and General Manager of the Proprietary Machinery Business Unit. Of the shares shown as beneficially owned by Mr. Cargile, 22,112 are shares of common stock directly owned by him and 62,394 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.
(15)	Mr. Lu is our Vice President and General Manager, Personal Care and specialty. Of the shares shown as beneficially owned by Mr. Lu, 34,726 are shares of common stock directly owned by him and 69,011 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.
(16)	Mr. Sudan is our former Executive Vice President and General Manager. Of the shares shown as beneficially owned by Mr. Sudan, all 19,109 are shares of common stock directly owned by him.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Board has adopted a written Related Person Transaction Policy to assist it in reviewing, approving and monitoring related person transactions and to assist us in the preparation of related disclosures required by the SEC. This Related Person Transaction Policy supplements other policies that may apply to transactions with related persons, such as our Corporate Governance Guidelines and Code of Ethics.

The Related Person Transaction Policy provides that all related person transactions covered by the Policy are prohibited, unless approved or ratified by any committee of the Board composed solely of independent directors who are disinterested or by the disinterested members of the Board. Management must disclose to any committee of the Board composed solely of independent directors or to the disinterested members of the Board, as appropriate, the name of the Related Party (defined as any person described in paragraph (a) of Item 404 of Regulation S-K and as under the Related Person Transaction Policy), the basis on which the person is a Related Person and any Related Party Transaction in which our company was or is to be a participant and the amount involved exceeds $120,000 and in which such Related Party had or will have a direct or indirect material interest, and all material facts with respect thereto.

The Equipment Sales Agreement, the Exchange Agreement, the Income Tax Receivable Agreements, the Holdings Partnership Agreement, the Registration Rights Agreement and the Stockholders’ Agreements, each as defined below, are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. You can obtain copies of those documents by following the instructions under “Where You Can Find More Information.”

Equipment Sales Agreement

We were a party to an Equipment Sales, Services and License Agreement, dated February 2, 1998, (“Equipment Sales Agreement”) with Graham Engineering, a company controlled by the Graham Family, who have a 12.0% beneficial ownership interest in us. The Equipment Sales Agreement terminated on December 31, 2007. Under the Equipment Sales Agreement, Graham Engineering provided us with certain sizes of wheels used in extrusion blow molding, on an exclusive basis within the countries and regions in which we had material sales of plastic containers. Despite termination of the Equipment Sales Agreement, we continue to purchase wheels and replacement parts from Graham Engineering. We received equipment and related services in the amounts of $11.0 million, $1.3 million, $2.5 million and $1.9 million for the years ended December 31, 2007, 2008 and 2009 and for the nine months ended September 30, 2010, respectively.

Exchange Agreement

We have entered into an exchange agreement with the Graham Family, dated February 10, 2010, pursuant to which the Graham Family and certain permitted transferees thereof may, subject to the terms specified in the exchange agreement, exchange their Holdings limited partnership units for shares of our common stock at any time and from time to time on a one-for-one basis, subject to customary conversion rate adjustments for splits, stock dividends and reclassifications. We have entered into similar exchange agreements with current Graham Packing Holdings Company optionholders.

On February 17 and 18, 2010, the Graham Family exercised their right under the Exchange Agreement and exchanged 1,324,900 limited partnership units of Holdings for the same number of shares of our common stock. We issued an aggregate of 1,324,900 shares of our common stock to the Graham Family in connection with such exchanges. No underwriters were involved in the foregoing exchanges. The exchanges were exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

Graham Packaging Holdings Company Partnership Agreement

As of September 30, 2010, we owned 61,043,789 limited partnership units, representing an 88% limited partnership interest in Holdings, and our wholly-owned subsidiary, BCP, owned 2,023,472 general partnership units, representing a 2.9% general partnership interest in Holdings. As of September 30, 2010, the Graham Family owned an aggregate of 6,263,121 limited partnership units, representing a 9.0% limited partnership interest in Holdings, and (iii) management and other existing holders owned an aggregate of 35,167 limited partnership units and options to acquire an aggregate of 3,287,485 limited partnership units.

Pursuant to the Sixth Amended and Restated Limited Partnership Agreement (referred to herein as the “Holdings Partnership Agreement”), we have, through BCP, the right to determine when distributions will be made to the partners of Holdings and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the partners of Holdings (1) in the case of a tax distribution (as described below), to the holders of limited partnership units in proportion to the amount of taxable income of Holdings allocated to such holder and (2) in the case of other distributions, pro rata in accordance with the percentages of their respective partnership interests.

The holders of limited partnership units in Holdings, including us, will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Holdings. Net profits and net losses of Holdings will generally be allocated to its partners (including us) pro rata in accordance with the percentages of their respective partnership interests. The Holdings Partnership Agreement provides for cash distributions to the holders of limited partnership units of Holdings if we determine that the taxable income of Holdings will give rise to taxable income for its partners. In accordance with the Holdings Partnership Agreement, we intend to cause Holdings to make cash distributions to the holders of limited partnership units of Holdings for purposes of funding their tax obligations in respect of the income of Holdings that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Holdings allocable to such holder of limited partnership units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporation (taking into account the nondeductibility of certain expenses and the character of our income).

The Holdings Partnership Agreement provides that for so long as the Graham Family retains at least one-third of their partnership interests held as of February 2, 1998 (or our common stock for which such partnership interests have been or are eligible to be exchanged), they are entitled to an advisory fee of $1,000,000 per annum, payable in four equal quarterly installments.

The Holdings Partnership Agreement provides that BCP, as the general partner, will be entitled in its sole discretion and without the approval of the other partners to perform or cause to be performed all management and operational functions relating to Holdings and shall have the sole power to bind Holdings. The limited partners will not participate in the management or control of the business.

The Holdings Partnership Agreement provides that, subject to certain exceptions, the General Partner will not withdraw from Holdings, resign as a general partner, or transfer its general partnership interests, and limited partners will not transfer their limited partnership interests without the consent of the General Partner (except in an exchange transaction pursuant to an exchange agreement).

The Holdings Partnership Agreement provides that if the Graham Family proposes to transfer any partnership interests to any person pursuant to a bona fide offer to purchase such partnership interests, then the Graham Family shall first give a written notice to Holdings, us and BCP setting forth the terms and conditions of such offer. Holdings has a right of first refusal regarding such partnership units.

The Holdings Partnership Agreement provides that Holdings will be dissolved upon the earliest of (i) the sale, exchange or other disposition of all or substantially all of its assets, (ii) the withdrawal, resignation, filing of a certificate of dissolution or revocation of the charter or bankruptcy of the General Partner, or the occurrence of any other event which causes a general partner to cease to be a general partner unless, a majority-in-interest of the limited partners elect to continue the partnership, or (iii) such date as the partners shall unanimously elect.

Registration Rights Agreement

On February 10, 2010, we, Holdings, the Graham Family, Blackstone and certain other investors entered into a Registration Rights Agreement with respect to shares of our common stock outstanding held by such parties or to be delivered in exchange for limited partnership units otherwise held by them. The Registration Rights Agreement provides (i) to the Graham Family and their affiliates (and their permitted transferees of partnership interests in Holdings) two “demand” registrations at any time and customary “piggyback” registration rights and (ii) to Blackstone an unlimited number of “demand” registrations and customary “piggyback” registration rights. In addition, the Registration Rights Agreement provides that the Graham Family and their affiliates may request that we file a shelf registration statement, which right has been exercised by the Graham Family and has resulted in the filing of the registration statement of which this prospectus forms a part. The other parties to the Registration Rights Agreement also have customary “piggyback” registration rights, some of which have also exercised their rights. The Registration Rights Agreement also provides that we will pay certain expenses of the Graham Family, Blackstone and certain other investors relating to such registrations and indemnify them against certain liabilities, which may arise under the Securities Act.

Stockholders’ Agreements

In connection with our IPO, we entered into a stockholders’ agreement with Blackstone. This agreement grants Blackstone the right to nominate to our board of directors a number of designees equal to: (i) at least a majority of the total number of directors comprising our board at such time as long as Blackstone beneficially owns more than 35% of the shares of our common stock entitled to vote generally in the election of directors; (ii) 42% of the total number of directors comprising the Board at such time as long as Blackstone beneficially owns more than 25% but less than or equal to 35% of the shares of our common stock entitled to vote generally in the election of directors; (iii) 28% of the total number of directors comprising the Board at such time as long as Blackstone beneficially owns more than 15% but less than or equal to 25% of the shares of our common stock entitled to vote generally in the election of directors; and (iv) 14% of the total number of directors comprising the Board at such time as long as Blackstone beneficially owns 5% or more of the shares of our common stock entitled to vote generally in the election of directors. For purposes of calculating the number of directors that Blackstone is entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of the Board (e.g., one and one quarter (1 1/4) directors shall equate to two directors). In addition, Blackstone shall have the right to remove and replace its director-designees at any time and for any reason and to nominate any individual(s) to fill any such vacancies.

If we are required by New York Stock Exchange regulations to have a majority of independent directors on the Board, upon the occurrence of any transaction whereby Blackstone ceases to beneficially own more than 50% of the shares of our common stock entitled to vote generally in the election of directors, the Board will simultaneously be increased in size to nine directors. The two vacancies thus created will be filled by independent directors appointed by the affirmative vote of a majority of the remaining directors although less than a quorum. The Board will take other steps necessary to comply with the New York Stock Exchange regulations.

In 2009, we were a party to a stockholders’ agreement with certain holders of our common stock, dated February 2, 1998, which terminated in connection with our IPO. Under this agreement, such holders could not transfer any shares without Blackstone’s consent unless such transfer was a registered public offering made in accordance with the Registration Rights Agreement. In addition, such holders had the right to tag along in a private sale by Blackstone and they were subject to being dragged along in a private sale by Blackstone. Such holders had also granted a proxy to Blackstone to vote their shares to elect any Board designees of Blackstone and approve any matter approved by our Board of Directors. In 2009, we were also party to a management stockholders agreement with current and former members of management of Graham Packaging Company, L.P., dated February 3, 1998, which terminated in connection with our IPO. The parties to these agreements were entitled to “piggyback” registration rights under the Registration Rights Agreement.

Income Tax Receivable Agreements

In connection with our IPO, we entered into an exchange agreement with the Graham Family providing the Graham Family with the right to exchange partnership units in Holdings for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for splits, stock dividends and reclassifications. Holdings intends to have in effect an election under Section 754 of the Code effective for each taxable year in which such an exchange of partnership units for shares of common stock occurs, which may result in an adjustment to the tax basis of the assets of Holdings at the time of an exchange of limited partnership units. Any such exchanges are expected to result in an increase in the tax basis of the tangible and intangible assets of Holdings that otherwise would not have been available. Similar increases to the tax basis of the tangible and intangible assets of Holdings resulted from our acquisition of Holdings in 1998. These increases in tax basis will increase (for tax purposes) depreciation and amortization and therefore reduce the amount of tax that we would otherwise be required to pay in the future. These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent the tax basis is allocated to those capital assets. Additionally, in connection with (and following) the reorganization that took place in connection with our IPO, we will be able to utilize net operating losses that arose prior to our IPO and reorganization and are therefore attributable to our pre-IPO stockholders (i.e., Blackstone, management and other investors). These net operating loss carryforwards will also reduce the amount of tax that we would otherwise be required to pay in the future.

We entered into an income tax receivable agreement with GPC LP that provides for the payment by us to the Graham Family of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change of control, as discussed below) as a result of these increases in tax basis and of certain other tax benefits related to our entering into the income tax receivable agreement, including tax benefits attributable to payments under the income tax receivable agreement.

We also entered into an income tax receivable agreement with certain of our pre-IPO stockholders that provides for the payment by us to all of our existing stockholders (i.e. Blackstone, management and other investors) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination by us or a change of control, as discussed below) as a result of (i) the utilization of our net operating losses attributable to periods prior to our IPO and (ii) any increase to the tax basis of the assets of Holdings relating to our acquisition of Holdings in 1998, and certain other tax benefits related to our entering into the income tax receivable agreements, including tax benefits attributable to payments under the income tax receivable agreement.

For purposes of these income tax receivable agreements, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had we not been able to utilize the tax benefits subject to the income tax receivable agreements. The term of each income tax receivable agreement commenced upon consummation of our IPO and will continue, in each case, until all relevant tax benefits have been utilized or have expired.

Our counterparties under the income tax receivable agreements will not reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the income tax receivable agreements that are greater than our actual cash tax savings.

While the actual amount and timing of any payments under the income tax receivable agreements will vary depending upon a number of factors, including the timing of exchanges, the amount and timing of the taxable income we generate in the future, our use of net operating loss carryforwards and the portion of our payments under the income tax receivable agreements constituting imputed interest or amortizable tax basis, we expect that during the term of the income tax receivable agreements, the payments that we may make could be material. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefits subject to the income tax receivable agreements, we would expect that future payments under the income tax receivable agreements will aggregate to approximately $200 million to $235 million with potential additional payments for tax basis step-ups relating to future exchanges by the Graham Family of their limited partnership units in Holdings for our stock. This range is based on assumptions using presently available information including with respect to valuation, historic tax basis and the amount of tax attributes subject to the income tax receivable agreements that currently exist. Such amounts may differ materially from the amounts presented above based on various items, including final valuation analysis and updated determinations of taxable income and historic tax basis amounts. The payments under the income tax receivable agreements are not conditioned upon these parties continued ownership of us or Holdings.

If we undergo a change of control, the income tax receivable agreements will terminate and we will be required to make a payment equal to the present value of future payments under the income tax receivable agreements, which payment would be based on certain assumptions, including those relating to our future taxable income. Additionally, if we or a direct or indirect subsidiary transfers any asset to a corporation with which we do not file a consolidated tax return, we will be treated as having sold that asset in a taxable transaction for purposes of determining the cash savings in income tax under the income tax receivable agreements.

Each income tax receivable agreement provides that in the event that we breach any of our material obligations under such agreement, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the relevant income tax receivable agreement will be accelerated and will become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the relevant income tax receivable agreement. Additionally, we generally have the right to terminate both income tax receivable agreements. If we terminate the income tax receivable agreements, our payment and other obligations under the relevant income tax receivable agreement will be accelerated and will become due and payable, also applying the assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the relevant income tax receivable agreement.

Because we are a holding company with no operations of our own, our ability to make payments under the income tax receivable agreements is dependent on the ability of our subsidiaries to make distributions to us. Our credit agreement and outstanding notes restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreements. To the extent that we are unable to make payments under the income tax receivable agreements for any reason, such payments will be deferred and will accrue interest at a rate of LIBOR plus five percent per annum until paid, provided that the failure to make a payment due pursuant to the terms of the income tax receivable agreements within six months of the date such payment is due will generally constitute a breach and payments under the relevant income tax receivable agreement would then be accelerated.

Management Services Arrangements

Blackstone and the Graham Family have supplied management services to us since 1998. We recorded $2.0 million of expense for management services provided by the Graham Family for each of the years ended December 31, 2007, 2008 and 2009, including a $1.0 million annual fee paid pursuant to the Holdings

Partnership Agreement and a $1.0 million annual fee paid pursuant to the Amended and Restated Monitoring Agreement, dated as of September 30, 2004, among Holdings, Graham Packaging Company, L.P., Blackstone and the Graham Family (the “Monitoring Agreement”). We recorded $3.3 million, $3.2 million and $8.0 million of expense for management services provided by Blackstone for the years ended December 31, 2007, 2008 and 2009, respectively, including a $3.0 million annual fee paid pursuant to the Monitoring Agreement and $5.0 million paid in connection with the Fourth Amendment to the Credit Agreement. Both Blackstone and the Graham Family are reimbursed for reasonable out-of-pocket expenses. For the nine months ended September 30, 2010, we recorded $0.9 million and $0.3 million of expenses for management services provided by the Graham Family and Blackstone, respectively.

Blackstone Management Partners III L.L.C. terminated the Monitoring Agreement pursuant to a termination agreement in exchange for a one-time payment of $26.3 million to Blackstone Management Partners III L.L.C. and $8.8 million to the Graham Family, representing the estimated fair value of future payments under the agreement. As a result of the termination, affiliates of Blackstone and the Graham Family have no further obligation to provide monitoring services to us and we have no further obligations under the agreement (including the obligation to make annual payments of $4.0 million under this agreement). The termination of the Monitoring Agreement did not affect the $1.0 million annual fee paid to the Graham Family pursuant to the Holdings Partnership Agreement for ongoing management and advisory services.

In the future, Blackstone may receive customary fees for advisory and other services rendered to us. If such services are rendered in the future, the fees will be negotiated from time to time on an arm’s length basis and will be based on the services performed and the prevailing fees then charged by third parties for comparable services.

Loans to Management

Prior to our IPO, we had loans outstanding to certain of our current and former management employees, which had been made in connection with the capital call payments made on September 29, 2000, and March 29, 2001, pursuant to the capital call agreement dated as of August 13, 1998. The proceeds from these loans were used to fund management’s share of the capital call payments. On October 30, 2009, Messrs. Cargile and Sudan repaid their outstanding loans in full. The remaining loans, none of which was extended to any of our executive officers, were scheduled to mature on September 28, 2012, and March 30, 2013, and accrued interest at a rate of 6.22% per annum. The loans were secured by a pledge of the stock purchased by the loans and by a security interest in any bonus due and payable to the respective borrowers before or after the maturity date of the loans. The remaining loans were fully repaid in the fourth quarter of 2010.

Loans to the Blackstone Funds

On January 5, 2007 and April 10, 2009, Holdings loaned $3.4 million and $0.2 million, respectively, to the Blackstone Funds in connection with the Blackstone Funds’ purchase from our former Chief Executive Officer and Chief Financial Officer, in the case of the 2007 loan, and a former Senior Vice President, in the case of the 2009 loan, of all of their outstanding shares of our common stock. These loans bear interest at a rate of 8.0% per annum payable quarterly in cash or, at the Blackstone Funds’ option, in kind, and mature on January 5, 2017.

Equity Healthcare Program Agreement

Effective October 23, 2008, we entered into an employer health program agreement with Equity Healthcare LLC (“Equity Healthcare”). Equity Healthcare negotiates with providers of standard administrative services for health benefit plans as well as other related services for cost discounts and quality of service monitoring capability by Equity Healthcare. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms for providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis.

In consideration for Equity Healthcare’s provision of access to these favorable arrangements and its monitoring of the contracted third parties’ delivery of contracted services to us, we pay Equity Healthcare a fee of $2 per participating employee per month (“PEPM Fee”). As of September 30, 2010, we had approximately 3,907 employees enrolled in our health benefit plans in the United States.

Equity Healthcare may also receive a fee (“Health Plan Fees”) from one or more of the health plans with whom Equity Healthcare has contractual arrangements if the total number of employees joining such health plans from participating companies exceeds specified thresholds. If and when Equity Healthcare reaches the point at which the aggregate of its receipts from the PEPM Fee and the Health Plan Fees have covered all of its allocated costs, it will apply the incremental revenues derived from all such fees to (a) reduce the PEPM Fee otherwise payable by us; (b) avoid or reduce an increase in the PEPM Fee that might otherwise have occurred on contract renewal; or (c) arrange for additional services to us at no cost or reduced cost.

Equity Healthcare is an affiliate of Blackstone, with whom Chinh E. Chu, Vikrant Sawhney and Angelo G. Acconcia, members of the Board, are affiliated and in which they may have an indirect pecuniary interest.

Core Trust Purchasing Group Participation Agreement

Effective February 1, 2006, we entered into a five-year participation agreement (“Participation Agreement”) with Core Trust Purchasing Group, a division of HealthTrust Purchasing Corporation (“CPG”), designating CPG as our exclusive “group purchasing organization” for the purchase of certain products and services from third party vendors. CPG secures from vendors pricing terms for goods and services that are believed to be more favorable than participants in the group purchasing organization could obtain for themselves on an individual basis. Under the Participation Agreement, we must purchase 80% of the requirements of our participating locations for core categories of specified products and services, from vendors participating in the group purchasing arrangement with CPG or CPG may terminate the contract. In connection with purchases by its participants (including us), CPG receives a commission from the vendors in respect of such purchases.

Although CPG is not affiliated with Blackstone, in consideration for Blackstone’s facilitating our participation in CPG and monitoring the services CPG provides to us, CPG remits a portion of the commissions received from vendors in respect of our purchases under the Participation Agreement to an affiliate of Blackstone, with whom Chinh E. Chu, Vikrant Sawhney and Angelo G. Acconcia, members of the Board, are affiliated and in which they may have an indirect pecuniary interest. For the years ended December 31, 2007, 2008 and 2009 and for the nine months ended September 30, 2010, our purchases under the Participation Agreement were approximately $4.9 million, $6.8 million, $7.5 million and $4.6 million, respectively.

Commercial Transactions with Blackstone Portfolio Companies

Pinnacle Foods, which is owned by Blackstone, is a customer of ours. For the years ended December 31, 2007, 2008 and 2009 and for the nine months ended September 30, 2010, our sales to Pinnacle Foods were $11.7 million, $10.1 million, $5.9 million and $4.8 million, respectively.

In 2008, we entered into an agreement with Kloeckner Pentaplast (“Kloeckner”), which is owned by Blackstone, to combine our purchasing power on materials used by both us and Kloeckner. In connection with this agreement, Kloeckner paid us $0, $200,000 and $0 for the years ended December 31, 2008 and 2009 and for the nine months ended September 30, 2010, respectively.

Fees in Connection with the Fourth Amendment to the Credit Agreement

We incurred a $5.0 million fee to Blackstone Management Partners III L.L.C. in connection with the Fourth Amendment to the Credit Agreement of Holdings, dated as of May 28, 2009.

Fees in Connection with the Transactions

We paid Blackstone Advisory Partners L.P. a $4.5 million fee in the third quarter of 2010 for advisory and other services rendered in connection with the Transactions. This fee was negotiated on an arm’s-length basis for services performed and the prevailing fees being charged by third parties for comparable services.

Reimbursement of Administrative Expenses

Since our inception, Blackstone has paid on our behalf some of our administrative expenses. Such payments totaled $62,000, $60,000 and $68,000 for the years ended December 31, 2007, 2008 and 2009, respectively. We used $0.8 million of the net proceeds from our IPO to reimburse Blackstone for all historical administrative expenses incurred by us and paid by Blackstone on our behalf since our inception. No expenses were paid by Blackstone on our behalf for the nine months ended September 30, 2010.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Agreement

On October 7, 2004, the Operating Company and GPC Capital Corp. I (“CapCo I”), as co-borrowers, established the senior secured credit agreement with certain lenders and Citigroup, Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation, Lehman Commercial Paper Inc., and Deutsche Bank AG Cayman Islands Branch (“Deutsche Bank AG”) as agents.

The senior secured credit agreement was amended on December 9, 2005, April 18, 2006, March 30, 2007, May 2, 2009 and December 10, 2009 and, as of September 30, 2010, consisted of:

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a $260 million senior secured revolving credit facility (of which $135.2 million of commitments matured on October 7, 2010 and $124.8 million of commitments will mature on October 1, 2013) with availability of $246.7 million (as reduced by $13.3 million of outstanding letters of credit);

•	a $563.1 million senior secured term loan facility due October 7, 2011 (Term Loan B), all of which was outstanding; and

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a $1,875 million senior secured term loan facility due April 5, 2014 (Term Loan C), with an aggregate principal amount of $1,021.2 million outstanding ($1,035.5 million less $14.3 million remaining unamortized discount to be included as interest expense).

In addition, prior to the Refinancing, subject to certain conditions, the Operating Company could have requested an increase to the Term Loan C facility in an aggregate amount not to exceed $300 million, subject to receipt of commitments by existing term loan lenders or other financing institutions reasonably acceptable to the administrative agent. The Operating Company and CapCo I are the borrowers under the Term Loan B, Term Loan C and the revolving credit facility. The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, such same-day borrowings being referred to as the swingline loans.

New Term Loan D Facility

In connection with the Transactions, on September 23, 2010, we entered into the Amendment, amending our credit agreement dated as of October 7, 2004. Pursuant to the Amendment, and in connection with the acquisition of the Liquid Container Entities, we also entered into a new senior secured term loan facility for our Term Loan D in an aggregate principal amount of $913.0 million, and extinguished the amount outstanding for the Term Loan B under the existing senior secured term loan due October 7, 2011 in the amount of $563.7 million, including accrued interest. The remaining proceeds were used to finance the Liquid Container Acquisition and pay related costs and expenses. The Term Loan D will mature on the earliest of (i) September 23, 2016, (ii) the date that is 91 days prior to the maturity of the Company’s 8.25% senior notes due January 2017 if such senior notes have not been repaid or refinanced in full by such date or (iii) the date that is 91 days prior to the maturity of the Company’s 9.875% senior subordinated notes due October 2014 if such senior notes have not been repaid or refinanced in full by such date.

The applicable margin for borrowings under the Term Loan D is 3.25% with respect to base rate borrowings and 4.25% with respect to LIBOR borrowings. The prepayment terms, covenants, events of default and voting arrangements applicable to the Term Loan D are the same as those applicable to the existing term loan facilities described below.

The amended senior secured credit agreement provides that, in lieu of permitted increases to the Term Loan C as described above, the Operating Company will be permitted to increase the Term Loan D in an amount not to exceed $300 million, subject to the same conditions previously applicable to increases of Term Loan C. The Operating Company will be able to request such increases to the Term Loan D at any time and in any amount up to the $300 million threshold. In addition, the Operating Company can request increases of the Term Loan D to repay amounts outstanding under the Term Loan C. Incremental amounts borrowed under the Term Loan D to repay the Term Loan C will not reduce the $300 million threshold.

Interest Rate and Fees

The borrowings under the credit agreement bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (1) Deutsche Bank AG’s, prime rate, (2) the federal funds rate plus  1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs and subject to a floor of (x) 2.50% with respect to the Term Loan C and the extended revolving credit facility commitments and (y) 1.75% with respect to the Term Loan D.

The applicable margin for borrowings under the non-extended revolving credit facility is 1.75% with respect to base rate borrowings and 2.75% with respect to LIBOR borrowings, provided that such margins will be reduced to 1.50% and 2.50%, respectively, if we have received cash proceeds from the sale of equity interests pursuant to a public offering of common stock and if certain requirements with regard to the total net leverage ratio and corporate ratings of the Operating Company have been met. The applicable margin for borrowings under the extended revolving credit facility is 3.25% with respect to base rate borrowings and 4.25% with respect to LIBOR borrowings.

The applicable margins for borrowings under the term loan C and the term loan D are 3.25% with respect to base rate borrowings and 4.25% with respect to LIBOR borrowings.

In addition to paying interest on outstanding principal under the credit agreement, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to (x) 0.50% per annum with respect to non-extended revolving credit facility commitments and (y) 0.75% per annum with respect to extended revolving credit facility commitments. We also pay a fee on all outstanding letters of credit at a rate per annum equal to the applicable margin then in effect with respect to LIBOR loans under the revolving credit facility on the face amount of each such letter of credit, a customary fronting fee and other customary letter of credit fees.

Prepayments

The credit agreement requires us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 0% for any fiscal year for which the Operating Company’s total net leverage ratio is less than 3.5x) of its excess cash flow;

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100% (which percentage will be reduced to 75% if the Operating Company’s total net leverage ratio is less that 3.5x) of the net cash proceeds received by our company, the Operating Company, or any of our domestic wholly-owned subsidiaries from any loss, damage, destruction or condemnation of, or any sale, transfer or other disposition of, any asset subject to certain thresholds and certain exceptions and reinvestment rights;

•	100% of the net cash proceeds received by our company or any of our subsidiaries from issuances of debt obligations of our company and our subsidiaries, subject to certain exceptions; and

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50% of the net cash proceeds received by us from issuances of equity (which percentage will be reduced to 0% for so long as the Operating Company’s total net leverage ratio is less than 3.5x), subject to certain exceptions.

We may voluntarily repay outstanding loans under the credit agreement or voluntarily reduce unutilized portions of the revolving credit facility at any time, without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization and Availability

The term loan facility is payable in quarterly installments and requires payments of $7.5 million for the fourth quarter of 2010, $19.6 million in 2011, $19.6 million in 2012, $19.6 million in 2013 $1,010.5 million in 2014 and $874.3 million thereafter (disregarding any further mandatory or voluntary prepayments that may reduce such scheduled amortization payments).

On May 28, 2009, certain of the lenders under the Term Loans agreed to extend the final maturity of $1,200.0 million of the Term Loans, conditioned on the refinancing in full of the senior notes due 2012. As a result of such refinancing in November 2009, $563.1 million of the Term Loans will mature on October 7, 2011, and the remaining $1,038.1 million will mature on April 5, 2014.

On May 28, 2009, certain of the Revolver lenders agreed to extend their commitments, with respect to $112.8 million of the total commitment (“Extending Revolver”), conditioned on the refinancing in full of the senior notes due 2012. As a result of such refinancing in November 2009, $135.2 million of commitments under the Revolver was extended to expire on October 7, 2010, and the remainder of the commitments was extended to expire on October 1, 2013. In conjunction with the extension of these revolving commitments, the Company also voluntarily reduced the amount of total revolving commitments available to it under the Credit Agreement from $250.0 million to $248.0 million. Subsequent to the IPO, the Company received a $12.0 million increase to its Extending Revolver.

Guarantee

The obligations of the Operating Company and CapCo I under the senior secured credit agreement are guaranteed by Holdings, the Operating Company and certain domestic subsidiaries of the Operating Company.

Certain Covenants and Events of Default

The credit agreement contains a number of significant covenants. We believe that these covenants are material terms of the credit agreement and that information about the covenants is material to an investor’s understanding of our financial condition and liquidity. Covenant Compliance EBITDA is used to determine our compliance with certain of these covenants. Any breach of covenants in the credit agreement (including those that are tied to financial ratios based on Covenant Compliance EBITDA) could result in a default under our credit agreement and the lenders could elect to declare all amounts borrowed to be immediately due and payable. Any such acceleration would also result in a default under the indentures.

The covenants under the credit agreement, among other things, restrict, subject to certain exceptions, the ability of our company and our subsidiaries to:

•	incur, create, assume or permit to exist any additional indebtedness;

•	incur, create, assume or permit to exist any lien on any property or assets (including stock or other securities of any person, including any of our subsidiaries);

•	enter into sale and lease-back transactions;

•	make investments, loans, or advances;

•	engage in mergers or consolidations;

•	make certain acquisitions;

•	pay dividends and distributions or repurchase our capital stock;

•	engage in certain transactions with affiliates;

•	change the business conducted by our company and our subsidiaries;

•	amend or modify certain material agreements governing our indebtedness (including the senior notes and senior subordinated notes); or

•	make capital expenditures in excess of certain amounts.

The credit agreement further requires that the Operating Company maintain a senior secured net debt to Covenant Compliance EBITDA ratio that does not exceed (a) 5.5x on the last day of any fiscal quarter ending on or before December 31, 2011; (b) 5.25x on the last day of the fiscal year beginning on January 1, 2012; and (c) 5.00x on the last day of any fiscal year beginning on or after January 1, 2013.

The credit agreement also contains certain customary affirmative covenants and events of default (including an event of default pursuant to a “change of control”). As of September 30, 2010, we were in compliance in all material respects with all covenants and provisions in the credit agreement.

Indentures

General

As of September 30, 2010, we had outstanding $375.0 million aggregate principal amount of 9.875% senior subordinated notes due 2014 and $250.4 million principal amount of 8.25% senior unsecured notes due 2017 ($253.4 million aggregate principal amount less a $3.0 unamortized discount included as interest expense). Each series was co-issued by the Operating Company and CapCo I, and are unconditionally guaranteed, jointly and severally, by Holdings and certain domestic subsidiaries of the Operating Company. The 2017 Senior Notes mature on January 1, 2017, and the senior subordinated notes mature on October 7, 2014. Interest on the senior notes is payable semi-annually on January 1 and July 1 of each year at 8.25% per annum and interest on the senior subordinated notes is payable semi-annually at 9.875% per annum.

On September 23, 2010, we issued $250.0 million aggregate principal amount of 8.25% senior unsecured notes due 2018. Each series was co-issued by the Operating Company and CapCo I, and are unconditionally guaranteed, jointly and severally by Holdings and certain domestic subsidiaries of the Operating Company. The 2018 Senior Notes mature on October 1, 2018. Interest on the senior notes is payable semi-annually on April 1 and October 1 of each year at 8.25% per annum.

The Senior Notes

The senior notes:

•	are general unsecured obligations of the Operating Company and CapCo I;

•	are pari passu in right of payment with all existing and future senior debt of the Operating Company and CapCo I;

•

are effectively subordinated to all secured debt of the Operating Company, CapCo I and the guarantors and structurally subordinated to the debt of any non-guarantor subsidiaries of the Operating Company; and

•	are senior in right of payment to any subordinated indebtedness of the Operating Company and CapCo I.

The Senior Subordinated Notes

The senior subordinated notes:

•	are general unsecured obligations of the Operating Company and CapCo I;

•	are subordinated in right of payment to all existing and future senior debt of the Operating Company and CapCo I;

•	are pari passu in right of payment with any senior subordinated indebtedness of the Operating Company and CapCo I; and

•

are effectively subordinated to all secured debt of the Operating Company, the guarantors and CapCo I and structurally subordinated to the debt of any non-guarantor subsidiaries of the Operating Company.

Covenants

The indentures contain a number of significant covenants that, among other things, restrict our ability to dispose of assets, repay other indebtedness, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, investments or acquisitions, engage in mergers or consolidations, engage in certain types of transactions with affiliates and otherwise restrict our activities.

Optional Redemption

We may redeem the senior notes and the senior subordinated notes, in whole or in part, at any time, subject to prepayment provisions.

Change of Control Offer

Upon the occurrence of a change of control, the holders of the notes can require us to repurchase some or all of their notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

DESCRIPTION OF CAPITAL STOCK

The following discussion summarizes the material terms of our common stock. This discussion does not purport to be complete and is qualified in its entirety by reference to our restated certificate of incorporation and amended and restated bylaws that have been filed as exhibits to the registration statement of which this prospectus forms a part. You can obtain copies of those documents by following the instructions under “Where You Can Find More Information.”

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Delaware General Corporation Law (the “DGCL”). Our restated certificate of incorporation authorizes us to issue up to 500,000,000 shares of common stock and 100,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus.

Common Stock

Our common stock has the voting rights described below under “—Voting,” and the dividend rights described below under “—Dividends.” Holders of common stock do not have conversion or redemption rights or any preemptive rights to subscribe for any of our unissued securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any preferred shares which may be authorized and issued in the future.

Preferred Stock

Our restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Voting

Holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and other factors.

Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a time and place selected by our board of directors.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

Several provisions in our restated certificate of incorporation and amended and restated bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest, and (2) the removal of incumbent officers and directors.

Authorized Preferred Stock and Common Stock

Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our restated certificate of incorporation provides that our board of directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible. We have a classified board of directors, with two directors in Class I (Messrs. Sawhney and Kiernan), two directors in Class II (Messrs. Burgess and Acconcia) and three directors in Class III (Messrs. Chu, Michael and Chiminski). The members of each class serve for a term expiring at the third succeeding annual meeting of stockholders. As a result, approximately one-third of our board of directors is elected each year. A replacement director shall serve in the same class as the former director he or she is replacing. The classification of our board of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our restated certificate of incorporation and our amended and restated bylaws provide that the number of directors will be fixed from time to time pursuant to a resolution adopted by the board, but must consist of not less than seven or more than 15 directors.

Removal of Directors; Vacancies

Our restated certificate of incorporation provides that (i) prior to the date on which Blackstone beneficially owns less than a majority in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on and after the date Blackstone beneficially owns, in the aggregate, less than a majority but more than 10% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated bylaws provide that, except as set forth in the stockholders’ agreement, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless an entity’s certificate of incorporation provides otherwise. Our restated certificate of incorporation prohibits cumulative voting.

Calling of Special Meetings of Stockholders

Our restated certificate of incorporation provides that special meetings of our stockholders may be called at any time by the holders of a majority in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors; provided, however, at any time when Blackstone beneficially owns, in the aggregate, less than a majority in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, special meetings of our stockholders may be called at any time only by or at the direction of the chairman of the board of directors, the board of directors or a committee of the board of directors which has been designated by the board of directors.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by a corporation’s certificate of incorporation. Our restated certificate of incorporation precludes stockholder action by written consent so long as Blackstone beneficially owns, in the aggregate, less than 40% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions, which do not apply to Blackstone, may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our restated certificate of incorporation provides that Blackstone and any of its respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Corporate Opportunity

Our restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for Blackstone or the members of our board of directors who are not our employees (including any directors who also serve as officers). We do not renounce our interest in any corporate opportunity offered to any such director or officer if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of the corporation pursuant to which they will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares of stock entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our restated certificate of incorporation provides that at any time when Blackstone beneficially owns less than a majority but more than 10% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, the following provisions in our restated certificate of incorporation and amended and restated bylaws may be amended only by the affirmative vote of holders of at least 75% of the shares of common stock entitled to vote generally in the election of directors:

•	classified board (the election and term of our directors);

•	the resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	filling vacancies on our board and newly created directorships;

•	the advance notice requirements for stockholder proposals and director nominations;

•	the indemnification provisions; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

In addition, our restated certificate of incorporation grants our board of directors the authority to amend and repeal our amended and restated bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our restated certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends) or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances. Our amended and restated bylaws also provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as a director, officer, employee or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit our company and our stockholders. In addition, an investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “GRM.”

Transfer Agent and Registrar

We have appointed American Stock Transfer & Trust Company, LLC as the transfer agent and registrar for the common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of common stock, including shares issued upon the exchange of limited partnership units, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

As of December 10, 2010, after giving effect to this offering, 69,365,549 shares of common stock were outstanding. All of the 18,232,267 shares of common stock sold in our IPO and shares that have been sold or had their legends removed pursuant to Rule 144 under the Securities Act (“Rule 144”) since our IPO are, and the 6,507,559 shares of common stock to be sold as contemplated in this prospectus will be, freely tradable without restrictions or further registration under the Securities Act, except that any shares held by our affiliates as defined in Rule 144 may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rule 144, which we summarize below.

In addition, on June 22, 2010, we filed a Form S-8 registration statement under the Securities Act to register 6,665,472 shares of our common stock for issuance under our Amended and Restated 2010 Equity Compensation Plan. The shares covered by this Form S-8 registration statement are eligible for sale in the public market, except that any shares held by our affiliates as defined in Rule 144 may be sold only in compliance with the limitations described below.

As of December 10, 2010, there were outstanding:

•	options to acquire up to 835,522 shares of common stock (none of which has vested);

•	vested options to purchase limited partnership units of Holdings exchangeable for an aggregate of 2,075,811 shares of our common stock; and

•

unvested options to purchase limited partnership units of Holdings exchangeable for an aggregate of 1,159,252 shares of our common stock, the vesting of which is contingent on conditions relating to time and/or performance goals and the sale by Blackstone of 75% of its original ownership interests.

Subject to certain limitations and exceptions, pursuant to the terms of exchange agreements among us, the Graham Family and other holders of Holdings’ limited partnership units and options to purchase Holdings’ limited partnership units, they (subject to the terms of the exchange agreements) have, or will have, the right to exchange their limited partnership units for shares of our common stock outstanding on a one-for-one basis, subject to customary conversion rate adjustments for splits, dividends and reclassifications. The shares of common stock we issue upon such exchanges will be “restricted securities” as defined in Rule 144, unless we register such issuances. However, we entered into one or more registration rights agreements with our existing stockholders and unitholders, which give them the right to cause us, in certain instances, at our expense, to register these shares of common stock under the Securities Act, including the registration contemplated by the registration statement of which this prospectus forms a part. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Rule 144

In general, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Agreements

We, our executive officers and directors, Blackstone, the Graham Family, all of our other stockholders and certain of the optionholders of Holdings have entered into lock-up agreements with the underwriters of our IPO, all of which have already expired.

If the selling stockholders sell the shares in this offering through underwriters, we, the selling stockholders and all of our directors and executive officers are expected to enter into new lock-up agreements, the terms of which will be summarized in a prospectus supplement.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences to non-U.S. holders of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock purchased in this offering that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes);

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, applicable United States Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes, persons who acquired our common stock as compensation or otherwise in connection with the performance of services, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction, in light of your particular circumstances.

Dividends

We do not intend to pay any cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event that we pay dividends on our common stock, the dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, of the gross amount of the dividends paid. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non- U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized by a non-U.S. holder on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

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we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock.

In the case of a non-U.S. holder described in the first bullet point immediately above, the gain will be subject to United States federal income tax a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. In the case of an individual non-U.S. holder described in the second bullet point immediately above, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses, will be subject to a flat 30% tax even though the individual is not considered a resident of the United States under the Code.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements.

PLAN OF DISTRIBUTION

This prospectus relates to the resale of 6,507,559 shares of our common stock, of which 6,298,288 may be issued by us from time to time to holders of an equal number of Holdings limited partnership units. The selling stockholders may sell the shares in the open market or otherwise directly or through one or more underwriters, broker-dealers or agents. Such sales may be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We have the contractual obligation to bear certain expenses related to the registration of the resale of shares of our common stock by the selling stockholders, but the selling stockholders are responsible for any commissions or discounts of underwriters, broker-dealers or agents. The selling stockholders may also sell shares of our common stock under Rule 144 under the Securities Act rather than under this prospectus and any accompanying prospectus supplement.

Pursuant to the Registration Rights Agreement, we are not required, except under certain circumstances, to permit or participate in more than an aggregate total of any two of the following: (A) the filing of any registration statements filed upon the demand of the Graham Family (excluding the filing of the registration statement of which this prospectus forms a part) and any related offerings, and (B) underwritten takedowns requested by the Graham Family from a registration statement that has been declared effective prior to the time the request for an underwritten takedown is made.

To the extent that any entities of the Graham Family sells the shares registered hereby other than pursuant to an underwritten offering, such sales by the Graham Family collectively shall (x) be subject to the terms of any lock-up agreement or similar agreement entered into by such entity with us and (y) be strictly limited in any 30 consecutive day period to the sale of the number of shares (inclusive of the sale of any unlegended shares during the applicable periods by such entity of the Graham Family) equal to 1% of our shares outstanding as shown by the most recent report or statement published by us (with such limitation applying to transfers by the Graham Family and their transferees collectively). If, however, the registration statement of which this prospectus forms a part does not become effective within 45 days of its filing, the Graham Family will have the right to sell additional shares equal to (x) 1% of the outstanding shares of our common stock, multiplied by (y) a fraction, the numerator of which is the number of days beyond 45 days in which it took for such effectiveness to occur, and the denominator of which is 30, minus (z) the number of unlegended shares that were available to be sold by the Graham Family and their transferees during such period beyond 45 days.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from the Company’s annual report on Form 10-K for the year ended December 31, 2009, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the financial statements and financial statement schedules), which is incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited consolidated financial statements of Liquid Container Inc. and Subsidiaries and the audited financial statements of WKC-L Holdings, Inc. and CPG-L Holdings, Inc. incorporated by reference into this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these contracts and other documents. We have included or incorporated by reference copies of these documents as exhibits to our registration statement.

We and Holdings file annual, quarterly and current reports and other information with the SEC. Those filings with the SEC are, and will continue to be, available to the public on the SEC’s website at http://www.sec.gov. Those filings are, and will continue to be, also available to the public on, or accessible through, our corporate web site at http://www.grahampackaging.com. The information contained on or accessible through our corporate web site or any other web site that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

We also have provided, and intend to continue to provide, our stockholders with annual reports containing financial statements audited by our independent auditors.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below (excluding any document, or portion thereof, to the extent disclosure is furnished to, and not filed with, the SEC):

(a)	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the SEC on March 5, 2010 (File No. 001-34621);

(b)	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 as filed with the SEC on May 6, 2010, August 4, 2010 and November 9, 2010, respectively (File No. 001-34621);

(c)	Current Reports on Form 8-K dated February 16, 2010, February 17, 2010, March 16, 2010, March 19, 2010, April 1, 2010, June 7, 2010, June 11, 2010, August 13, 2010, September 16, 2010 (Item 8.01 only), and September 29, 2010 (File No. 001-34621);

(d)	Current Report on Form 8-K/A dated November 3, 2010 (File No. 001-34621); and

(e)	Proxy Statement on Schedule 14A (those portions incorporated by reference into our Annual Report on Form 10-K only), as filed with the SEC on April 30, 2010.

Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained in this prospectus or in any other document incorporated by reference into this prospectus modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request may be made by writing or telephoning us at the following address or phone number:

Graham Packaging Company Inc.

2401 Pleasant Valley Road

York, Pennsylvania 17402

Telephone: (717) 849-8500

These documents can also be requested through, and are available in, the Investor Relations section of our website, which is located at http://www.grahampackaging.com, or as described under “Where You Can Find Additional Information” above. The reference to our website address does not constitute incorporation by reference of the information contained on our website.